
02046288

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECD S.E.C.
1086

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Boundary Creek Resources Ltd.
(Name of Subject Company)

Boundary Creek Resources Ltd.
(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Bow Valley Energy Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

10170210C
(CUSIP Number of Class of Securities (if applicable))

Boundary Creek Resources Ltd.
Suite 1030, 407-2nd Street SW
Calgary, Alberta, Canada T2P 2Y3
(403) 231-1281
Neil G. Taylor, Controller
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 24, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular
Letter of Transmittal
Notice of Guaranteed Delivery

Item 2. Informational Legends

See cover page of the Offer and Circular dated July 24, 2002

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits

None

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Bow Valley Energy Ltd. concurrently with this Form CB.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: JULY 25, 2002

BOW VALLEY ENERGY LTD.



Name: C. DEAN SETOGUCHI
Title: VICE PRESIDENT, FINANCE

This document is important and requires your immediate attention. You are advised to consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor if you have any questions regarding this Offer. *No securities regulatory authority in Canada or the United States has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise.*

July 24, 2002

BOW VALLEY ENERGY LTD.

OFFER TO PURCHASE
all of the outstanding Common Shares
of

BOUNDARY CREEK RESOURCES LTD.

at a price per share of
$2.40 (Cdn.) cash
or
1.5 Bow Valley Class A Common Shares
or
a combination thereof

The offer (the "Offer") by Bow Valley Energy Ltd. ("Bow Valley") to purchase all of the outstanding common shares (the "Boundary Shares") of Boundary Creek Resources Ltd. ("Boundary Creek") will be open for acceptance until 5:00 p.m. (Calgary time) on August 29, 2002 (the "Expiry Time"), unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% (calculated on a diluted basis) of the outstanding Boundary Shares. This condition and the other conditions to the Offer are described under Section 4 of the Offer, "Conditions of the Offer".

A holder of Boundary Shares ("Shareholder") may elect to receive either form of purchase consideration or a combination thereof. The terms of the Offer limit the aggregate amount of cash payable to Shareholders to $9,875,000. See Section 1 of the Offer, "The Offer".

Bow Valley and Boundary Creek have entered into an Acquisition Agreement relating to the Offer. The Board of Directors of Boundary Creek has determined unanimously that the Offer is fair to the Shareholders and recommends that Shareholders accept the Offer.

The Boundary Shares are listed for trading on the TSX Venture Exchange (the "Venture Exchange"). The common shares of Bow Valley (the "Bow Valley Shares") are listed for trading on the Toronto Stock Exchange (the "TSX"). On July 2, 2002, the last full trading day prior to the announcement of the Offer, the closing price on the Venture Exchange of the Boundary Shares was $1.75 and the closing price on the TSX of the Bow Valley Shares was $1.59.

Holders of Boundary Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal and deposit it, together with certificates representing their Boundary Shares and all other documents required by the Letter of Transmittal, at the office of Valiant Trust Company (the "Depositary") shown on the Letter of Transmittal and on the last page of this document, in accordance with the transmittal instructions in the Letter of Transmittal. Alternatively, a holder of Boundary Shares who wishes to deposit such Boundary Shares and whose certificates for such Boundary Shares are not immediately available may deposit certificates representing such Boundary Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal, the Notice of Guaranteed Delivery and on the last page of this document.

Persons whose Boundary Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Boundary Shares to the Offer.

The Soliciting Dealer for the Offer is:

FirstEnergy CAPITAL CORP.

NOTICE TO SHAREHOLDERS WHO ARE U.S. PERSONS

THE BOW VALLEY SHARES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in this document have been prepared in accordance with Canadian generally accepted accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, as Bow Valley is located in Canada, and some or all of its officers and directors are residents of Canada. You may not be able to sue Bow Valley or its officers or directors in a court outside the United States for violations of U.S. securities laws. It may be difficult to compel Bow Valley and its affiliates to subject themselves to a U.S. court's judgement.

You should be aware that the acquisition of Bow Valley Shares may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States may not be described fully in this document.

You should be aware that Bow Valley or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On July 23 2002, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.6335.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Boundary Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Bow Valley may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Boundary Shares in such jurisdiction.

9

TABLE OF CONTENTS

SUMMARY

The following is a summary of certain provisions of the Offer and Circular, including the appendices hereto, the Letter of Transmittal and the Notice of Guaranteed Delivery, and is qualified in its entirety by reference to those documents. Shareholders are urged to read the Offer and Circular in their entirety. Certain terms used in this Summary are defined under "Definitions" in this Offer and Circular. The information concerning Boundary Creek contained herein has been taken from or is based upon publicly available documents or records on file with Securities Authorities and other public sources and information provided to Bow Valley by Boundary Creek.

The Offer

Bow Valley is offering, upon the terms of the Offer, to purchase all of the issued and outstanding Boundary Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Bow Valley.

The Offer is made only for the Boundary Shares, including Boundary Shares which may become outstanding on the exercise of options or warrants to purchase Boundary Shares. Any holder of such options or warrants who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such securities in order to obtain a certificate representing Boundary Shares and deposit the Boundary Shares in accordance with the Offer.

The obligation of Bow Valley to take up and pay for the Boundary Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Basis of the Offer

The basis of the Offer is, at the election of the Shareholder, $2.40 per Boundary Share or 1.5 Bow Valley Shares per Boundary Share. A holder of Boundary Shares may elect to receive either form of purchase consideration, or a combination thereof. The terms of the Offer limit the aggregate amount of cash payable under the offer to $9,875,000. If less than 100% of the Boundary Shares are tendered into the Offer, then the maximum amount of cash available under the Offer will be prorated by the percentage of Boundary Shares tendered. See Section 1 of the Offer, "The Offer".

A holder of Boundary Shares who does not properly indicate an election or elections with respect to all of such holder's Boundary Shares tendered under the Offer will be deemed to have elected to receive solely Bow Valley Shares for those Boundary Shares tendered for which a proper election has not been made.

Recommendations of the Board of Directors of Boundary Creek

The Board of Directors of Boundary Creek has determined unanimously that the Offer is fair to the Shareholders and recommends that the Shareholders accept the Offer. Boundary Creek's financial advisor, Peters & Co. Limited, has concluded that the Offer is fair, from a financial point of view, to the Shareholders.

Acquisition Agreement and Lock-up Agreements

On July 2, 2002, Bow Valley and Boundary Creek entered into the Acquisition Agreement relating to the Offer. The Acquisition Agreement contains, among other things, covenants of Bow Valley relating to the making of the Offer, covenants of Boundary Creek relating to steps to be taken to support the Offer, covenants of Boundary Creek relating to the conduct of Boundary Creek pending completion of the Offer, covenants of Boundary Creek not to solicit any other offers, representations and warranties of Boundary Creek and Bow Valley, and provisions relating to the payment of fees to Bow Valley in certain circumstances. See "Acquisition Agreement" in the Circular.

Bow Valley has also entered into Lock-up Agreements with the Locked-up Shareholders, who own an aggregate of 3,258,248 Boundary Shares, options to purchase an aggregate of 1,155,000 Boundary Shares and warrants to purchase an aggregate of 265,000 Boundary Shares, pursuant to which the Locked-up Shareholders have agreed to deposit their Boundary Shares (including any Boundary Shares acquired upon exercise of such options or warrants) pursuant to the Offer and to not withdraw such Shares from the Offer. The 3,258,248 Boundary Shares represent approximately 40% of the total number of outstanding Boundary Shares. See "Lock-up Agreements" in the Circular.

Bow Valley Energy Ltd.

Bow Valley is an Alberta-based corporation engaged in the exploration, development and production of oil and natural gas with interests in properties located in the United Kingdom, western Canada, France and Iran.

Boundary Creek Resources Ltd.

Boundary Creek is an Alberta-based corporation involved in the exploration, development production and acquisition of petroleum and natural gas properties primarily in the Province of Alberta.

Background to and Reasons for the Offer

In 2001, Bow Valley revisited its business plan and concluded that although still committed to its North Sea properties, it also wanted to expand its mandate to include western Canada. Bow Valley's Board of Directors believed that the longer lead times and large capital required to develop the North Sea fields could be complemented with a western Canadian acquisition, exploration and development program which could provide a short to medium term growth profile. Bow Valley then proceeded to hire a management team with experience in the west central and northern areas of Alberta to assist in establishing a western Canadian presence.

Bow Valley believes that the acquisition of Boundary Creek is strategic in establishing a western Canadian production base from which Bow Valley can build and grow. The acquisition provides a second production base for Bow Valley outside of the Kyle field in the North Sea, adding balance to its production profile and diversification to lower risk. The added production will assist Bow Valley in financing its continuing operations throughout 2003. Boundary Creek's gas weighted properties complement and provide a balance to Bow Valley's oil weighted properties in the North Sea. The undeveloped land position in Boundary Creek of approximately 21,000 acres combined with a 7,000 kilometre seismic database provides a base from which to build an exploration portfolio in western Canada.

Selected Pro Forma Operational Information

The following table sets out certain operating information for Bow Valley and Boundary Creek, as well as pro forma operating information for Bow Valley after giving effect to the acquisition by Bow Valley of all of the outstanding Boundary Shares pursuant to the Offer.

	Bow Valley	Boundary Creek	Pro Forma Combined
Production (first quarter 2002)			
Crude oil and ngls (bbl/d)	1,370	306	1,676
Natural gas (mcf/d)	2.8	6.0	8.8
Total (boe/d 6:1)	1,837	1,305	3,142
Proven Reserves (December 31, 2001)			
Crude oil and ngls (mbbls)	2,180	158	2,338
Natural gas (bcf)	9.88	12.59	22.47
Total (mboe 6:1)	3,827	2,256	6,083
Probable Reserves (unrisked; December 31, 2001)			
Crude oil and ngls (mbbls)	10,990	136	11,126
Natural gas (bcf)	16.08	2.26	18.34
Total (mboe 6:1)	13,670	513	14,183
Net Undeveloped Land (December 31, 2001)			
Canada (acres)	9,600	20,717	30,317
United Kingdom (acres)	75,265	-	75,265
France (acres)	486,077	-	486,077
Total (acres)	570,942	20,717	591,659

Time for Acceptance

The Offer is open for acceptance until the Expiry Time, or such other date and time as may be fixed by Bow Valley pursuant to the Offer unless withdrawn or extended at Bow Valley's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit the certificate or certificates representing their Boundary Shares, together with a properly completed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies the Offer and Circular. Shareholders whose Boundary Shares are registered in the name of a nominee should contact their investment dealer, broker, bank, trust company or other nominee for assistance in depositing their Boundary Shares.

If a Boundary Shareholder wishes to accept the Offer and the certificates representing the Boundary Shares are not immediately available, or such person cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, Boundary Shares represented by such certificates may nevertheless be deposited in compliance with the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery which accompanies the Offer and Circular. See Section 3 of the Offer, "Manner of Acceptance".

Conditions of The Offer

Bow Valley reserves the right to withdraw the Offer and not take up and pay for any Boundary Shares deposited under the Offer if any of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have not been satisfied or waived prior to the Expiry Time.

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time and at the time Bow Valley first takes up Boundary Shares under the Offer at least 66 2/3% of the outstanding Boundary Shares (calculated on a diluted basis). For a complete description of the conditions to the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Boundary Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived, Bow Valley will, pursuant to the terms of the Acquisition Agreement, become obligated to take up the Boundary Shares validly deposited under the Offer and not withdrawn within one business day after the Expiry Date and to pay for the Boundary Shares taken up within three business days after the Expiry Date. Any Boundary Shares deposited under the Offer after the first date on which Boundary Shares have been taken up by Bow Valley will be taken up and paid for within ten days of such deposit. See Section 6 of the Offer, "Payment for Deposited Boundary Shares".

Acquisition of Boundary Shares Not Deposited

If Bow Valley takes up and pays for not less than 90% of the Boundary Shares subject to the Offer, Bow Valley intends, to the extent possible, to avail itself of the compulsory acquisition provisions of the ABCA. If the Offer is completed in circumstances where the statutory rights of compulsory acquisition are not available for any reason, Bow Valley intends to consider other means of acquiring, directly or indirectly, all the Boundary Shares in accordance with applicable law, including by way of arrangement, amalgamation, merger or other combination of Boundary Creek with Bow Valley or one or more of its affiliates. See "Acquisition of Boundary Shares Not Deposited" in the Circular.

Stock Exchange Listings of Bow Valley Shares and Boundary Shares

Bow Valley Shares are listed and posted for trading on the TSX under the symbol "BVX" and the Boundary Shares are listed and posted for trading on the Venture Exchange under the symbol "BNR".

Market Price of Bow Valley Shares and Boundary Shares

On July 2, 2002, the last day on which the Bow Valley Shares and the Boundary Shares traded prior to the public announcement by Bow Valley of its intention to make the Offer, the closing price of the Bow Valley Shares on the TSX was $1.59 per share and the closing price of the Boundary Shares on the Venture Exchange was $1.75 per share.

Canadian Federal Income Tax Considerations

Shareholders should carefully read the information under "Canadian Federal Income Tax Considerations" in the Circular, which qualifies the information set forth below.

Bow Valley has agreed to jointly file tax elections pursuant to subsection 85(1) or subsection 85(2), as applicable, of the Tax Act and the corresponding provision of any applicable provincial statute with any Shareholders who tender their Boundary Shares pursuant to the Offer and who receive a combination of cash and Bow Valley Shares for their Boundary Shares. The Canadian federal income tax consequences of filing such a tax election are described in further detail in the Circular.

Canadian residents who receive only cash for their Boundary Shares will generally realize a capital gain or loss to the extent that the cash received exceeds or is less than the total of the adjusted cost base of their Boundary Shares and their disposition expenses. Canadian residents who receive only Bow

Valley Shares for their Boundary Shares and who do not file the tax elections described above will generally not realize any capital gain or loss unless they choose to do so. Canadian residents who receive part cash and part Bow Valley Shares for their Boundary Shares will generally realize a capital gain or loss to the extent that the amount of cash received exceeds or is less than the total of the adjusted cost base of the Boundary Shares disposed of for cash and their disposition expenses of those Boundary Shares, and will generally not realize any capital gain or loss in respect of the Boundary Shares disposed of for Bow Valley Shares unless they choose to do so.

A subsequent acquisition transaction may give rise to either a taxable event or tax deferred exchange of Boundary Shares depending upon the form of the transaction and the consideration received.

Non-residents of Canada will generally not be subject to tax in Canada in respect of the sale of their Boundary Shares, regardless of the consideration they receive, where the Boundary Shares do not constitute taxable Canadian property to such non-resident Shareholders. See "Canadian Federal Income Tax Considerations" in the Circular.

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read the Circular and consult their own tax advisors to determine the particular tax consequences to them of a sale of Boundary Shares pursuant to the Offer or a disposition of Boundary Shares pursuant to a compulsory acquisition or any subsequent acquisition transaction.

Soliciting Dealer

FirstEnergy Capital Corp. has been retained to act as the soliciting dealer to assist Bow Valley in connection with the Offer and to solicit acceptances of the Offer. See "Soliciting Dealer" in the Circular.

Depositary

Bow Valley has engaged Valiant Trust Company as Depositary for the receipt of certificates in respect of Boundary Shares and Letters of Transmittal deposited under the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Boundary Shares directly with the Depositary or who uses the services of the Soliciting Dealer to accept the Offer. Shareholders should contact the Soliciting Dealer, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Boundary Shares with the Depositary.

DEFINITIONS

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta), as amended;

"Acquisition Agreement" means the acquisition agreement between Bow Valley and Boundary Creek dated July 2, 2002;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), except as otherwise provided herein;

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), except as otherwise provided herein;

"Boundary Creek" means Boundary Creek Resources Ltd., a corporation incorporated under the ABCA;

"Boundary Shareholders" or **"Shareholders"** means the holders of Boundary Shares;

"Boundary Shares" means Common Shares in the capital of Boundary Creek, as constituted on the date hereof;

"Bow Valley" means Bow Valley Energy Ltd., a corporation incorporated under the ABCA, and includes, where applicable, its subsidiaries;

"Bow Valley Shares" means the Class A Common Shares of Bow Valley, as presently constituted;

"Circular" means the circular accompanying the Offer;

"compulsory acquisition" has the meaning ascribed thereto under "Acquisition of Boundary Shares Not Deposited - Compulsory Acquisition" in the Circular;

"CVMQ" means the Commission des valeurs mobilières du Québec;

"Depositary" means Valiant Trust Company;

"diluted basis" means, with respect to the number of outstanding Boundary Shares at any time, such number of outstanding Boundary Shares calculated assuming that all options and warrants to purchase Boundary Shares are exercised;

"Eligible Institution" means a Canadian chartered bank, a trust company in Canada or a member firm of the TSX, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP"). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Date" means August 29, 2002 or such other date or dates as may be fixed by Bow Valley from time to time pursuant to section 5 of the Offer, "Extension and Variation";

"**Expiry Time**" means 5:00 p.m. (Calgary time) on the Expiry Date, or such other time or times as may be fixed by Bow Valley from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**going private transaction**" has the meaning ascribed thereto in OSC Rule 61-501;

"**Initial Take-Up Date**" means the first date that Bow Valley takes up or acquires Boundary Shares pursuant to the Offer;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and Circular required to be executed by Boundary Shareholders depositing Boundary Shares under the Offer;

"**Lock-up Agreements**" means the lock-up agreements between Bow Valley and certain shareholders of Boundary Creek, as described in the Circular under "Lock-Up Agreements";

"**Locked-up Shareholders**" means the shareholders of Boundary Creek who have entered into the Lock-up Agreements;

"**Minimum Acceptance Condition**" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"**Offer**" means the offer to purchase all of the issued and outstanding Boundary Shares made hereby by Bow Valley to Boundary Shareholders;

"**Offer Period**" means the period commencing on July 24, 2002 and ending at the Expiry Time;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means Rule 61-501 of the OSC;

"**person**" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"**related party transaction**" has the meaning ascribed thereto in OSC Rule 61-501;

"**Soliciting Dealer**" means FirstEnergy Capital Corp.;

"**subsequent acquisition transaction**" has the meaning ascribed thereto under "Acquisition of Boundary Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"**Take-Up Date**" means the Initial Take-Up Date and each subsequent date that Bow Valley takes up or acquires Boundary Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**TSX**" means the Toronto Stock Exchange;

"Venture Exchange" means the TSX Venture Exchange;

"Warrants" means the outstanding warrants to purchase Boundary Shares; and

"Warrant Sale Agreements" means the agreements for the sale of Warrants entered into between Bow Valley and all of the beneficial owners of Warrants.

ABBREVIATIONS

The following abbreviations are used in the Summary and the Circular to represent the following terms:

"bcf" means billion cubic feet;
"bbl" means barrel and "bbls" means barrels;
"bbl/d" means barrels per day;
"boe" means barrels of oil equivalent calculated on the basis that, in western Canada, 6 mcf of natural gas equals one barrel of oil equivalent;
"boe/d" means barrels of oil equivalent per day;
"mboe/d" means one thousand barrels of oil equivalent per day;
"mcf" means thousand cubic feet;
"mcf/d" means thousand cubic feet per day;
"mmbls" means million barrels;
"mboe" means thousand barrels of oil equivalent;
"mmcf/d" means million cubic feet per day;
"mstb" means thousand stock tank barrels of oil; and
"ngls" means natural gas liquids.

OFFER TO PURCHASE

TO: THE HOLDERS OF COMMON SHARES OF BOUNDARY CREEK RESOURCES LTD.

1. The Offer

Bow Valley hereby offers to purchase, upon and subject to the terms and conditions set out herein, all of the issued and outstanding Boundary Shares, including Boundary Shares which may become outstanding on the exercise of options or warrants to purchase Boundary Shares, on the basis of, at the election of the holder:

(a) $2.40 per Boundary Share; or

(b) 1.5 Bow Valley Shares per Boundary Share,

or a combination thereof, for each Boundary Share deposited under the Offer, subject to the limitations on the aggregate amount of cash payable under the Offer described below.

A Shareholder may elect to receive (i) all cash, (ii) all Bow Valley Shares, or (iii) a combination of cash and Bow Valley Shares for, in each case, the number of shares specified by the Shareholder, aggregating the total number of Boundary Shares tendered by the Shareholder under the Offer. In the absence of an election or where the election is not properly made, a Shareholder will be deemed to have elected to receive Bow Valley Shares for all of the Boundary Shares deposited under the Offer for which an election was not made or properly made.

The aggregate amount of cash payable under the Offer is limited to $9,875,000. The proportion of the $9,875,000 cash available to be paid for Boundary Shares acquired pursuant to the Offer on any Take-Up Date (such proportion in respect of any Take-Up Date referred to as the "Maximum Cash Amount") will be the same as the proportion that the Boundary Shares being taken up on such Take-Up Date is of the outstanding Boundary Shares on a diluted basis. For example, if at the time Bow Valley first takes up Boundary Shares pursuant to the Offer, 75% of the Boundary Shares have been deposited and not withdrawn under the Offer and taken up by Bow Valley at that time, the amount of cash then available for the Boundary Shares taken up on such date would be 75% of $9,875,000, or $7,406,250. If, at a later date when Bow Valley takes up Boundary Shares, an additional 10% of the Boundary Shares have been deposited and not withdrawn under the Offer and are taken up by Bow Valley at that time, the amount of cash then available for Boundary Shares taken up on such date would be 10% of $9,875,000 or $987,500. If there are any additional extensions, the amount of cash available for Boundary Shares taken up on any later Take-Up Date would be determined on a similar basis.

To the extent that holders of Boundary Shares being taken-up or acquired by Bow Valley at any Take-Up Date elect to receive in aggregate more than the Maximum Cash Amount, all holders of Boundary Shares which were tendered for cash will receive their pro rata share of the Maximum Cash Amount together with Bow Valley Shares for such Boundary Shares. In such circumstances, each Shareholder who tendered Boundary Shares for cash will receive the cash consideration for the number of Boundary Shares (rounded to the nearest whole number) determined by multiplying the total number of Boundary Shares tendered by the Shareholder for cash by the percentage that the Maximum Cash Amount represents of the aggregate amount for which cash elections were made in respect of Boundary Shares being taken up or acquired on that Take-Up Date, and will receive Bow Valley Shares for the balance of such Shareholder's Boundary Shares. Thus, for example, if the Maximum Cash Amount for any Take-Up Date is equal to 80% of the aggregate cash amount elected, each Shareholder who elected cash will receive cash for 80% of the Boundary Shares for which the Shareholder elected to receive cash and Bow Valley Shares for the remaining 20% of such shares.

Fractional Bow Valley Shares will not be issued. Any Boundary Shareholder who would otherwise be entitled to receive a fractional Bow Valley Share will be entitled to receive that number of Bow Valley Shares after the fraction of a Bow Valley Share is rounded up or down to the nearest whole number of Bow Valley Shares.

The Offer is made only for the Boundary Shares and is not made for any options or warrants to purchase Boundary Shares. Any holder of such options or warrants who wishes to accept the Offer should exercise the options or warrants in order to obtain certificates representing Boundary Shares and deposit the same in accordance with the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Boundary Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Bow Valley may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Boundary Shares in any such jurisdiction.

A more detailed description of the Bow Valley Shares is provided under Appendix "A" to the accompanying Circular, under "Description of Share Capital".

Depositing Shareholders will not be obliged to pay brokerage fees or commission if they accept the Offer by depositing their Boundary Shares directly with the Depositary or if they use the services of the Soliciting Dealer to accept the Offer. See "Depositary" and "Soliciting Dealer" in the Circular.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn by Bow Valley. The Offer may be otherwise extended at Bow Valley's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at the office of the Depositary listed in the Letter of Transmittal so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Boundary Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Boundary Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letter of Transmittal and on certificates representing Boundary Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Boundary Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must be guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Boundary Shares pursuant to the Offer and (i) the certificate or certificates representing such Boundary Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate or certificates representing such Boundary Shares and all other required documents to the Depositary prior to the Expiry Time, such Boundary Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its office in Calgary as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Boundary Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, covering the Boundary Shares, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary as set forth in the Letter of Transmittal on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Boundary Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Calgary no later than the Expiry Time.

The election (or deemed election) respecting the form of consideration to be received which is contained in the Notice of Guaranteed Delivery shall in all circumstances take precedence over any election contained in the related Letter of Transmittal subsequently deposited.

General

In all cases, payment for Boundary Shares deposited and taken up by Bow Valley pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Boundary Shares together with a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, covering such Boundary Shares and any other required documents, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of the Letter of Transmittal, certificates representing the Boundary Shares and all other required documents is at the option and risk of the person depositing the same. Bow Valley recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Bow Valley recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Boundary Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Boundary Shares.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of Bow Valley, and each of them, and any other person designated by Bow Valley in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Boundary Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Securities") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after July 2, 2002 (collectively, the "Other Securities"), effective on and after the date that Bow Valley takes up and pays for the Purchased Securities (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and/or Other Securities on the appropriate register of holders maintained by Boundary Creek; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Securities and/or Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and/or Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Boundary Creek, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and/or Other Securities. Furthermore, a holder of Purchased Securities and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Boundary Creek and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to Bow Valley any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by Bow Valley as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities in respect of the Purchased Securities and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Securities and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to Bow Valley and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Boundary Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and Bow Valley upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Boundary Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Boundary Shares and/or Other Securities to any other person; (ii) such Shareholder owns the Boundary Shares which are being deposited, within the meaning of applicable securities laws; (iii) the deposit of such Boundary Shares complies with applicable laws; and (iv) when such Boundary Shares are taken up and paid for by Bow Valley, Bow Valley will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Boundary Shares deposited pursuant to the Offer will be determined by Bow Valley in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Bow Valley reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Bow Valley reserves the absolute right to waive any defect or irregularity in the deposit of any Boundary Shares. There shall be no duty or obligation on Bow Valley, the Soliciting Dealer, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Bow Valley's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

Bow Valley reserves the right to permit the Offer to be accepted in a manner other than that set forth above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, Bow Valley reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Boundary Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Bow Valley:

(a) prior to the Expiry Time and at the time Bow Valley first takes up and pays for Boundary Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Boundary Shares (calculated on a diluted basis) (the "Minimum Acceptance Condition");

(b) all regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) which, in the sole judgement of Bow Valley, acting reasonably, are necessary, shall have been obtained on terms and conditions satisfactory to Bow Valley in its sole judgement, acting reasonably;

(c) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada, the United States or the United Kingdom, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied in Canada, the United States or the United Kingdom, whether or not having the force of law:

(i) which, in the sole judgement of Bow Valley, acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Bow Valley, of the Boundary Shares or the right of Bow Valley to own or exercise full rights of ownership of the Boundary Shares, or the ability of Bow Valley to issue common shares of Bow Valley under the Offer or to complete a compulsory acquisition or any subsequent acquisition transaction,

(ii) which, in the sole judgement of Bow Valley, acting reasonably, has had or may have a material adverse effect on Boundary or Bow Valley and its subsidiaries considered on a consolidated basis, or Bow Valley's ability to effect a compulsory acquisition or a subsequent acquisition transaction, or

(iii) which, in the sole judgement of Bow Valley, acting reasonably, might materially interfere with Bow Valley's ability to proceed with the Offer or with the taking up and paying for Boundary Shares under the Offer;

(d) Bow Valley shall have determined in its sole judgement, acting reasonably, that there shall not exist any prohibition at law against Bow Valley making the Offer or taking up and paying for all of the Boundary Shares under the Offer or completing any compulsory acquisition or subsequent acquisition transaction;

(e) Bow Valley shall have determined in its sole judgement, acting reasonably, that Boundary Creek has not taken or proposed to take any action, or publicly disclosed that it intends to take any action, and Bow Valley shall not have otherwise learned of any previous action taken by Boundary Creek which had not been publicly disclosed prior to the announcement of the Offer, that would have a material adverse effect on Boundary Creek or that would make it inadvisable for Bow Valley to proceed with the Offer and/or with taking up and paying for Boundary Shares under the Offer or completing any compulsory acquisition or subsequent acquisition transaction;

(f) there shall not have occurred (and there shall not have been publicly disclosed, and Bow Valley shall not have otherwise learned of, if previously not publicly disclosed) any change (or any condition, event or development involving a prospective change) not publicly disclosed prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Boundary Creek which, in the sole judgement of Bow Valley, acting reasonably, is materially adverse to the business of Boundary Creek or to the value of the Boundary Shares to Bow Valley, other than a change attributable to, or resulting from, (i) conditions affecting the oil and gas industry as a whole, (ii) general economic, financial, currency exchange, securities or commodity market (including without limitation the oil and gas market) conditions in Canada or the United States, or (iii) specific matters that were disclosed in writing to Bow Valley prior to the date of the Acquisition Agreement;

(g) there shall not have occurred any actual or threatened change to the Tax Act or the regulations thereunder (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or the regulations thereunder or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or the regulations thereunder) that, in the sole judgement of Bow Valley, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the current or anticipated business or operations of any of Bow Valley or Boundary Creek and their respective subsidiaries or entities in which either of them has a material interest or with respect to the regulatory regime applicable to their respective businesses and operations or with respect to completing any compulsory acquisition or subsequent acquisition transaction;

(h) Bow Valley shall be satisfied that, prior to the Expiry Time, all outstanding options to purchase Boundary Shares pursuant to Boundary Creek's stock option plan and any other outstanding rights to acquire Boundary Shares (other than the Warrants) shall have been exercised, cancelled or otherwise terminated in a manner satisfactory to Bow Valley in its sole judgement, acting reasonably, or binding agreements shall have been entered into providing for the cancellation or termination of such outstanding options and rights in a manner satisfactory to Bow Valley in its sole judgement;

(i) the acquisition by Bow Valley of all of the outstanding Warrants pursuant to the Warrant Sale Agreements shall have been completed, subject only to Bow Valley taking up Boundary Shares under the Offer; or

(j) Bow Valley shall have determined in its sole judgement, acting reasonably, that there shall not have occurred any material breach by Boundary Creek of any of the covenants or representations and warranties of Boundary Creek contained in the Acquisition Agreement or any termination of the Acquisition Agreement pursuant to the terms thereof.

The foregoing conditions are for the exclusive benefit of Bow Valley. Bow Valley may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Bow Valley). Bow Valley may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion without prejudice to any other rights which Bow Valley may have. The failure by Bow Valley at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Bow Valley concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Bow Valley to that effect to the Depositary at its principal office in Calgary, Alberta. Bow Valley, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice", and shall provide a copy of the aforementioned notice to the TSX and the Venture Exchange. If the Offer is withdrawn, Bow Valley shall not be obligated to take up and pay for any Boundary Shares deposited under the Offer and all certificates for deposited Boundary Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited.

5. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended.

Bow Valley reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date and/or Expiry Time or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Bow Valley, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice", to all Shareholders whose Boundary Shares have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the TSX and the Venture Exchange. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Bow Valley if all of the terms and conditions of the Offer, excluding those waived by Bow Valley, have been fulfilled or complied with unless Bow Valley first takes up all Boundary Shares deposited under the Offer and not withdrawn. However, if Bow Valley waives any terms or conditions of the Offer such that holders of Boundary Shares deposited under the Offer have the right to withdraw such Boundary Shares, Bow Valley will extend the Offer without first taking up the Boundary Shares that are subject to such right of withdrawal.

Where the terms of the Offer are varied, the Offer shall not expire before ten days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Boundary Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Bow Valley in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Boundary Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Bow Valley of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Boundary Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Boundary Shares are taken up under the Offer.

6. Payment for Deposited Boundary Shares

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by Bow Valley, Bow Valley, in accordance with applicable law, will become obligated to take up Boundary Shares validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Date. Any Boundary Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of three business days after such Boundary Shares are taken up and ten days after the Expiry Time. Any Boundary Shares deposited under the Offer after the first date on which Boundary Shares have been taken up by Bow Valley will be taken up and paid for within ten days of such deposit.

Pursuant to the Acquisition Agreement, Bow Valley will become obligated to take up the Boundary Shares validly deposited under the Offer and not withdrawn not later than one business day after the Expiry Date and to pay for Boundary Shares taken up not later than three business days after taking up the Boundary Shares. In accordance with applicable law, any Boundary Shares deposited under the Offer after the first date on which Boundary Shares have been taken up by Bow Valley will be taken up and paid for within ten days of such deposit.

Subject to applicable law, Bow Valley expressly reserves the right in its sole discretion to delay taking up or paying for any Boundary Shares or to terminate the Offer and not take up or pay for any Boundary Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by Bow Valley, in whole or in part by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. Bow Valley also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Boundary Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Bow Valley will not, however, take up and pay for any Boundary Shares deposited under the Offer unless Bow Valley simultaneously takes up and pays for all Boundary Shares then validly deposited under the Offer. Bow Valley will be deemed to have taken up and accepted for payment Boundary Shares validly deposited and not withdrawn pursuant to the Offer if, as and when Bow Valley gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Boundary Shares pursuant to the Offer.

Bow Valley will pay for Boundary Shares validly deposited under the Offer and not withdrawn by (i) providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to the holders of Boundary Shares who are entitled to a cash payment, and (ii) issuing Bow Valley Shares to or on behalf of the holders of deposited Boundary Shares and providing the Depositary with certificates representing such Bow Valley Shares for delivery to such Shareholders.

No fractional Bow Valley Shares will be issued. Any Boundary Shareholder who would otherwise be entitled to receive a fractional Bow Valley Share will be entitled to receive that number of Bow Valley Shares after the fraction of a Bow Valley Share is rounded up or down to the nearest whole number of Bow Valley Shares.

Under no circumstances will interest accrue or be paid by Bow Valley or the Depositary to persons depositing Boundary Shares on the purchase price of Boundary Shares purchased by Bow Valley, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Boundary Shares in acceptance of the Offer for the purposes of receiving payment from Bow Valley and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Boundary Shares pursuant to the Offer.

Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds in the amount to which a person depositing Boundary Shares is entitled or forwarding the certificate representing the Bow Valley Shares to which that person is entitled, as applicable, provided that the person is a resident of a province of Canada or another jurisdiction in which the Bow Valley Shares may be lawfully delivered without further action by Bow Valley. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the Bow Valley Shares and the cheque, as applicable, will be issued in the name of the registered holder of the Boundary Shares deposited. Unless the person depositing the Boundary Shares instructs the Depositary to hold the certificate or the cheque, or both, as the case may be, for pick-up by checking the appropriate box in the

Letter of Transmittal, certificates and cheques will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates and cheques, as applicable, will be forwarded to the address of the Shareholder as shown on the registers maintained by Boundary Creek. Bow Valley share certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any deposited Boundary Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Boundary Shares than the Shareholder desires to deposit, a certificate for Boundary Shares not purchased will be returned, without expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Boundary Shares directly with the Depositary or if they use the services of the Soliciting Dealer to accept the Offer. See "Depositary" and "Soliciting Dealer" in the Circular.

7. Withdrawal of Deposited Boundary Shares

All deposits of Boundary Shares pursuant to the Offer are irrevocable, provided that any Boundary Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a) at any time where the Boundary Shares have not been taken up by Bow Valley;

(b) at any time after three Business Days from the date Bow Valley takes up such Boundary Shares, if such Boundary Shares have not been paid for by Bow Valley; and

(c) at any time where the Boundary Shares have not been taken up and paid for by Bow Valley after 45 days from the date of the Offer.

In addition, if:

(d) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which Boundary Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten days after the Notice of Variation has been delivered; or

(e) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of Bow Valley or of any affiliate of Bow Valley (except to the extent required by applicable law, where it is a change in a material fact relating to the Bow Valley Shares);

any Boundary Shares deposited under the Offer and not taken up and paid for by Bow Valley at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of ten days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Boundary Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must: (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Boundary Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Boundary Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Boundary Shares to be withdrawn. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Boundary Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Bow Valley in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on Bow Valley, the Soliciting Dealer, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If Bow Valley extends the Offer, is delayed in taking up or paying for Boundary Shares or is unable to take up or pay for Boundary Shares for any reason, then, without prejudice to Bow Valley's other rights, Boundary Shares deposited under the Offer may not be withdrawn except to the extent that depositing Shareholders thereof are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

Withdrawals may not be rescinded and any Boundary Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Boundary Shares

If any deposited Boundary Shares are not taken up and paid for by Bow Valley under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Boundary Shares than are deposited, certificates for Boundary Shares not deposited will be returned at the expense of Bow Valley by either sending new certificates representing Boundary Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Boundary Creek as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after the date of this Offer, Boundary Creek should subdivide, consolidate or otherwise change any of the Boundary Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Bow Valley may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Boundary Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Bow Valley free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Boundary Shares on or after July 2, 2002. If Boundary Creek should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Boundary Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Bow Valley or its nominees or transferees on the registers maintained by Boundary Creek of such Boundary Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Bow Valley and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Bow Valley, accompanied by appropriate documentation of transfer. Pending such remittance, Bow Valley will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable pursuant to the Offer or deduct from the consideration payable pursuant to the Offer the amount or value thereof, as determined by Bow Valley in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates representing Bow Valley Shares and cheques, if any, in lieu of Bow Valley Shares issued in payment for Boundary Shares purchased pursuant to the Offer and certificates representing Boundary Shares to be returned will not be mailed if Bow Valley determines that delivery thereof by mail may be delayed. Persons entitled to such certificates and cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Boundary Shares in respect of which such certificates and cheques are being issued were deposited upon application to the Depositary until such time as Bow Valley has determined that delivery by mail will no longer be delayed. Bow Valley shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice". Notwithstanding Section 6 of the Offer, "Payment for Deposited Boundary Shares", the deposit of certificates representing Bow Valley Shares and/or cheques not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the office of the Depositary referred to above.

11. Notice

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by Bow Valley or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Boundary Creek and will be deemed to have been received on the first day following the date of mailing which is a business day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of postal service following mailing, Bow Valley intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which Bow Valley or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Boundary Shares if: (i) it is given to the Venture Exchange for dissemination through its facilities; and (ii) it is published once in the national edition of The Globe and Mail or the National Post provided that if the national edition of The Globe and Mail or the National Post is not being generally circulated, publication thereof shall be made in the National Post or any other daily newspaper of general circulation published in the cities of Toronto and Calgary.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Boundary Shares Not Deposited

If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the Boundary Shares, other than Boundary Shares, if any, held on the date hereof by or on behalf of Bow Valley or its affiliates and associates (as each of such terms is defined in the ABCA) and such Boundary Shares have been taken up and paid for by Bow Valley, Bow Valley currently intends to acquire the remaining Boundary Shares pursuant to the compulsory acquisition provisions of the ABCA on the same terms on which Bow Valley acquired Boundary Shares pursuant to the Offer. If Bow Valley takes up and pays for Boundary Shares deposited under the Offer and such statutory right of compulsory acquisition is not available or if Bow Valley elects not to proceed by way of such statutory right, Bow Valley intends to seek to acquire, directly or indirectly, all of the Boundary Shares not deposited under the Offer by a subsequent acquisition transaction. Bow Valley will cause the Boundary Shares acquired under the Offer to be voted in favour of such a transaction and to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. If the Minimum Acceptance Condition is satisfied, Bow Valley will own sufficient Boundary Shares to effect such a transaction. See "Acquisition of Boundary Creek Shares Not Deposited" in the Circular.

13. Market Purchases

Bow Valley has no current intention of acquiring any Boundary Shares while the Offer is outstanding, other than as described in the Offer and Circular. However, subject to applicable law, Bow Valley reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Boundary Shares by making purchases through the facilities of the Venture Exchange at any time and from time to time prior to the Expiry Time. In no event will Bow Valley make any such purchases of Boundary Shares through the facilities of the Venture Exchange until the third clear trading day following the date of the Offer. If Bow Valley should acquire Boundary Shares by making purchases through the facilities of the Venture Exchange during the Offer Period, the Boundary Shares so purchased shall be counted in any determination as to whether the Minimum Acceptance Condition has been fulfilled. The aggregate number of Boundary Shares acquired in this manner will not exceed 5% of the Boundary Shares outstanding on the date of the Offer and Bow Valley will issue and file a press release containing the information prescribed by law forthwith after the close of business of the Venture Exchange on each day on which such Boundary Shares have been purchased.

14. Other Terms of the Offer

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The provisions of the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Bow Valley other than as contained in the Offer, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Bow Valley, the Soliciting Dealer or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Bow Valley by brokers or dealers licensed under the laws of such jurisdiction.

Bow Valley shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Boundary Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Boundary Shares or notice of withdrawal of Boundary Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Bow Valley reserves the right to waive any defect in acceptance with respect to any particular Boundary Share or any particular Shareholder. There shall be no obligation on Bow Valley, the Soliciting Dealer or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Boundary Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Bow Valley may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Boundary Shares in any such jurisdiction.

The accompanying Circular together with the Offer constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

DATED this 24th day of July, 2002.

BOW VALLEY ENERGY LTD.

(signed) Robert G. Moffat
President and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the accompanying Offer dated July 24, 2002 made by Bow Valley to purchase all of the outstanding Boundary Shares (including Boundary Shares which may become outstanding on the exercise of options and warrants to purchase Boundary Shares).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer and not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations are used in this Circular with the meanings specified under the heading "Abbreviations".

Although Bow Valley has had discussions with the management of Boundary Creek and has reviewed certain contracts and records of Boundary Creek, unless indicated otherwise in this Circular, the information concerning Boundary Creek contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of Boundary Creek on file with Canadian securities regulatory authorities and other public sources. Although Bow Valley has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Bow Valley does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents and records, or for any failure by Boundary Creek to disclose public events which may have occurred or may affect the significance or accuracy of any such information which are not known to Bow Valley.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Boundary Creek must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Boundary Creek subsequent to the date of the most recent published financial statements of Boundary Creek.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

Bow Valley was incorporated in 1996 to build a diversified international exploration and production company. In the years following, Bow Valley purchased an interest in six offshore discoveries in the U.K. sector of the North Sea. Each of the six discoveries is drilled with multiple wells that tested oil or gas. The first of these fields, Kyle, is now producing and the remaining five fields are being advanced toward commercial development.

In 2001, Bow Valley revisited its business plan and concluded that although still committed to the North Sea properties, it also wanted to expand its mandate to include western Canada. Bow Valley's Board of Directors believed that the longer lead times and large capital required to develop the North Sea fields could be complemented with a western Canadian acquisition, exploration and development program which could provide a short to medium term growth profile. Bow Valley then proceeded to hire a management team with experience in the west central and northern areas of Alberta to assist in establishing a western Canadian presence. Bow Valley's business plan contemplates exploring for natural gas at a time when the current price cycle is considered to be at a low and an exploration opportunity exists due to the ongoing consolidation in the oil and gas industry.

The management team at Bow Valley has been evaluating potential acquisitions in western Canada for the past six months. In early June 2002, the senior management of Bow Valley and Boundary

Creek met with an initial discussion on a possible merger of the two companies. These discussions led to the signing of a confidentiality agreement on June 25, 2002 and the Acquisition Agreement on July 2, 2002.

Reasons for the Offer

Bow Valley believes that the acquisition of Boundary Creek is strategic in establishing a western Canadian production base from which Bow Valley can build and grow. The acquisition provides a second production base for Bow Valley outside of the Kyle field in the North Sea, adding balance to its production profile and diversification to lower risk. The added production will assist Bow Valley in financing its continuing operations throughout 2003. The undeveloped land position in Boundary Creek of approximately 21,000 acres combined with a 7,000 kilometre seismic database provides a base from which to build an exploration portfolio in western Canada.

The Boundary Creek properties provide three core areas of operation at Gilby, Highvale and Cecil. These properties complement Bow Valley's exploration program in the west central area of Alberta. Management of Bow Valley is familiar with these areas and the overlap of technical expertise and combined financial strength of the two companies will expedite the development of the Boundary Creek assets. In addition, the predominately natural gas properties operated by Boundary Creek fits with Bow Valley's business strategy. Bow Valley expects to add value to Boundary Creek's properties through operational and financial synergies in addition to expanding its exploration presence.

ACQUISITION AGREEMENT

On July 2, 2002, Bow Valley and Boundary Creek entered into the Acquisition Agreement pursuant to which Bow Valley agreed to make the Offer.

The following is a summary only of the material provisions of the Acquisition Agreement and is qualified in its entirety by the provisions of the Acquisition Agreement.

Non-Solicitation

Under the Acquisition Agreement, Boundary Creek has agreed that it will not, directly or indirectly, through any director, officer, employee, representative or agent of Boundary Creek:

(a) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any merger, amalgamation, purchase of outstanding shares, sale of substantial assets, sale of treasury shares or similar transactions involving Boundary Creek (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal");

(b) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any corporation, person or other entity or group, other than Bow Valley;

(c) waive, or otherwise forebear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forebear in respect of, any rights or other benefits of Boundary Creek under confidentiality agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision in the Acquisition Agreement, Boundary Creek may:

(d) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Boundary Creek, or any of its agents or representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Boundary Creek and its business, properties and assets if, and only to the extent that (i) the third party has first made a written Acquisition Proposal and has demonstrated that the funds or other consideration necessary for the Acquisition Proposal are or will likely be available (as determined in good faith in each case by Boundary Creek's Board of Directors) and Boundary Creek's Board of Directors has concluded in good faith; (A) after receiving advice from its financial advisors, that the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially more favourable to Boundary Creek and its shareholders than the Offer (a "Superior Proposal"); and (B) after considering applicable law and receiving the written advice of outside counsel, that the taking of any such action in connection with such Acquisition Proposal is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law; and (ii) prior to furnishing such information to or entering into discussions or negotiations with such third party, Boundary Creek provides prompt notice to Bow Valley to the effect that it is furnishing information to or entering into discussions or negotiations with such third party. Boundary Creek shall notify Bow Valley orally and in writing of any inquiries, offers or proposals with respect to an Acquisition Proposal (including without limitation the identity of the third party, a summary of the terms of the Acquisition Proposal and all other information requested by Bow Valley, acting reasonably), within 24 hours of the receipt thereof, shall keep Bow Valley reasonably informed of the status and details of any such inquiry, offer or proposal and answer Bow Valley's reasonable questions with respect thereto; and

(e) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Boundary's shareholders;

provided that Boundary Creek may not in any event engage in any negotiations or discussions with any third party unless Boundary Creek has complied with the foregoing disclosure obligations to Bow Valley.

Boundary Creek has also agreed that it will immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Bow Valley) with respect to any potential Acquisition Proposal. Boundary Creek has agreed not to release any third party from any confidentiality or standstill agreement to which Boundary Creek and such third party are a party. Boundary Creek has agreed to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Boundary Creek relating to a potential Acquisition Proposal and will use all reasonable efforts to ensure that such requests are honoured.

Boundary Creek has further agreed to immediately notify Bow Valley of any future Acquisition Proposal or any request for non-public information relating to Boundary Creek in connection with an Acquisition Proposal or for access to the properties, books or records of Boundary Creek by any person or entity that informs any member of the Board of Directors of Boundary Creek that it is considering making, or has made, an Acquisition Proposal. Such notice to Bow Valley shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact as Bow

Valley may reasonably request, including the identity of the person making such proposal, inquiry or contact.

Right to Match

Boundary Creek has covenanted that it will not enter into any agreement regarding an Acquisition Proposal (the "Proposed Agreement") without providing Bow Valley with an opportunity to amend the Offer to provide that the shareholders of Boundary Creek shall receive a value per Boundary Share (as determined by Boundary Creek's Board of Directors, acting reasonably) equal to or having a value greater than the value per Boundary Share provided in such Acquisition Proposal. In particular, Boundary Creek has covenanted to provide Bow Valley with a copy of any Proposed Agreement as executed by the party making the proposal, at least 48 hours prior to its proposed execution by Boundary Creek. If, prior to the expiry of such 48 hour period, Bow Valley advises the Board of Directors of Boundary that it will amend the Offer as provided above (providing specifics of the consideration to be offered by Bow Valley under the amendment), Boundary Creek has covenanted to not enter into the Proposed Agreement.

Break Fee

As part of the Acquisition Agreement, Boundary Creek has agreed to pay to Bow Valley liquidated damages in the amount of $850,000 in the event that:

(a) the Board of Directors of Boundary Creek has failed to make or has withdrawn or changed its recommendation with respect to the transaction in a manner adverse to Bow Valley or shall have made any recommendation in favour of any other Acquisition Proposal or shall have resolved to do so prior to the expiry of the Offer;

(b) the Board of Directors shall have failed prior to the expiry of the Offer to reaffirm its recommendation of the Offer by press statement within five days after the public announcement or commencement of any Acquisition Proposal and in a directors' circular within 15 days after the commencement of any such Acquisition Proposal;

(c) an Acquisition Proposal is publicly announced or is proposed, offered or made to the Shareholders or to Boundary Creek and upon the expiry of the Offer the Minimum Condition has not been satisfied and such Acquisition Proposal is subsequently completed;

(d) Boundary Creek fails to comply with, or breaches any of its representations, warranties or covenants made in the Acquisition Agreement in any material respect; or

(e) Boundary Creek enters into an agreement (other than a confidentiality agreement entered into by Boundary Creek in connection with an Acquisition Proposal) providing for an Acquisition Proposal prior to the expiry of the Offer.

Termination

The Acquisition Agreement may be terminated: (i) by mutual written consent of Bow Valley and Boundary Creek, (ii) by either Bow Valley or Boundary Creek after September 30, 2002 if Bow Valley has not purchased Boundary Shares pursuant to the Offer, (iii) by either Bow Valley or Boundary Creek upon the receipt by Bow Valley of the break fee, or (iv) by Boundary Creek, if Bow Valley does not make the Offer as provided in the Acquisition Agreement, provided that no event giving rise to the payment of the break fee has occurred.

Other Conditions

The Acquisition Agreement also contains customary representations and warranties on behalf of each party to the other party. In addition, Boundary Creek has covenanted to conduct its business in the usual and ordinary course consistent with past practice. Bow Valley has also covenanted not to reduce the consideration offered under the Offer, change the form of consideration payable under the Offer, add to, amend or change any of the terms of the Offer in a manner adverse to the Boundary shareholders or waive or reduce the Minimum Condition to below 50.1% of the outstanding Boundary Shares (on a fully diluted basis).

LOCK-UP AGREEMENTS

In conjunction with the entering into of the Acquisition Agreement, Bow Valley entered into the Lock-up Agreements with certain shareholders of Boundary Creek (the "Locked-up Shareholders") who own or control an aggregate of 3,258,248 Boundary Shares, options to acquire an aggregate of 1,155,000 Boundary Shares and Warrants to acquire an aggregate of 265,000 Boundary Shares, pursuant to which the Locked-up Shareholders agreed to deposit their Shares (including Shares acquired upon exercise of options and warrants) (collectively, the Locked-up Shares") pursuant to the Offer, to not withdraw such shares from the Offer and to not sell or otherwise dispose of such shares other than pursuant to the Offer or pursuant to a Higher Competing Offer (as defined below). The 3,258,248 Boundary Shares owned by the Locked-up Shareholders represent approximately 40% of the total number of Boundary Shares outstanding. Pursuant to the Lock-up Agreements, the Locked-up Shareholders also agreed not to solicit, initiate, facilitate, promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, directly or indirectly, any person other than Bow Valley relating to the Locked-up Shares or concerning any transaction involving Boundary Creek or any of its subsidiaries and not to initiate, propose, assist or participate in any solicitation to Shareholders or induce or attempt to induce any other person to initiate any transaction which may reduce the likelihood of the offering being successfully completed.

Each of the Locked-up Shareholders further agreed that, prior to the Expiry Time, such Shareholder would either surrender for cancellation all options to purchase Boundary Shares held by the Shareholder on payment of an amount equal to the difference between the cash offer price under the Offer and the exercise price for each share issuable under such option or exercise all such options.

Pursuant to the terms of the Lock-up Agreements, a Locked-up Shareholder may tender the Locked-up Shares to an offer in respect of which the Board of Directors of Boundary Creek is recommending that shareholders of Boundary Creek accept such offer (a "Higher Competing Offer").

The Lock-up Agreements provide that the Locked-up Shareholders may terminate their obligations thereunder in the event that: (i) Bow Valley has not mailed the Offer to the holders of Boundary Shares by July 26, 2002; (ii) the Offer does not conform in all material respects with the description set forth in the Acquisition Agreement; (iii) Bow Valley does not take-up and pay for the Boundary Shares when required to do so under applicable securities law; (iv) any representation or warranty of Bow Valley in this agreement is not true and correct in all material respects; (v) a court or regulatory or other governmental authority with jurisdiction in respect of the Offer shall have issued, enforced or entered any statute, rule or regulation or a final, binding and unappealable decision or order that enjoins or otherwise prohibits the consummation of the Offer; or (vi) the Offer expires or is withdrawn without Bow Valley acquiring any Boundary Shares thereunder.

WARRANT SALE AGREEMENTS

Bow Valley has entered into the Warrant Sale Agreements with all of the beneficial owners of Boundary Creek Warrants (the "Warrantholders") pursuant to which the Warrantholders agreed to sell to Bow Valley all of the Warrants beneficially owned by the Warrantholder (the "Subject Warrants") at the time Bow Valley first takes up Boundary Shares pursuant to the Offer for a purchase price equal to the difference between the cash offer price under the Offer and $1.35 for each common share of Boundary issuable under the Subject Warrants. Pursuant to the Warrant Sale Agreements, each Warrantholder has agreed not to sell, assign, convey or otherwise dispose of any of the Subject Warrants other than pursuant to the Warrant Sale Agreement, provided that the Warrantholders may exercise the Warrants prior to the expiry of the Offer.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS

The Board of Directors of Boundary Creek has determined unanimously that the Offer is fair to the Shareholders and recommends that Shareholders accept the Offer. Boundary Creek's financial advisor, Peters & Co. Limited, has concluded that the Offer is fair, from a financial point of view, to the Shareholders.

PLANS FOR BOUNDARY CREEK

If Bow Valley acquires at least 50% of the then outstanding Boundary Shares pursuant to the Offer, the Board of Directors of Boundary Creek will be reconstituted through resignations tendered by the existing directors of Boundary Creek and the appointment of nominees of Bow Valley in their stead. In that regard, Boundary Creek has agreed in the Acquisition Agreement to assist Bow Valley in securing the resignations of all Boundary Creek directors and officers and to cause the election of nominees of Bow Valley to fill the vacancies so created by the resignations of the Boundary Creek directors. Once Boundary Creek becomes a wholly-owned subsidiary of Bow Valley, Boundary Creek may be amalgamated into Bow Valley or wound up into Bow Valley or an affiliate of Bow Valley.

If permitted by applicable law, subsequent to the completion of the Offer or any subsequent acquisition transaction, if necessary, Bow Valley intends to delist the Boundary Creek shares from the Venture Exchange and to cause Boundary Creek to cease to be a reporting issuer under applicable securities laws of each applicable province. See "Effect of the Offer on Market and Listings" in the Circular.

BOW VALLEY ENERGY LTD.

Bow Valley was incorporated under the ABCA on June 27, 1996. Bow Valley is an Alberta-based international corporation engaged in the exploration, development and production of oil and natural gas, with interests in properties located in the United Kingdom, western Canada, France and Iran. Bow Valley's principal office is located at #1200, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 and registered office is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Further information with respect to Bow Valley is set forth in Appendix "A" to the Circular. Boundary Shareholders should read Appendix "A" in its entirety.

BOUNDARY CREEK

General

Boundary Creek is an oil and gas exploration and production corporation with properties in the Province of Alberta.

Boundary Creek was incorporated under the ABCA on June 15, 1999. Boundary Creek has its head office and registered office at Suite 1030, 407 - 2nd Street S.W., Calgary, Alberta T2P 2Y3.

Boundary Creek is subject to the information and reporting requirements of the ABCA, the securities laws of certain provinces in Canada, and the rules of the Venture Exchange. In accordance therewith, Boundary Creek is required to file reports and other information with certain securities regulatory authorities in Canada and with the Venture Exchange relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such securities regulatory authorities and the Venture Exchange. Information as of particular dates concerning Boundary Creek's directors and officers, their remuneration, stock options granted to them, the principal holders of Boundary Shares and any material interest of such persons in transactions with Boundary Creek and other matters is required to be disclosed in information circulars distributed to Shareholders and filed with certain of such securities regulatory authorities and with the Venture Exchange.

Description of Share Capital

The authorized capital of Boundary Creek consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at July 2, 2002, there were 8,153,734 Boundary Shares issued and outstanding. In addition, as at July 2, 2002, (i) options to acquire an aggregate of 1,230,000 Boundary Shares were outstanding pursuant to Boundary Creek's stock option plan, and (ii) 505,000 warrants were outstanding. There are no Boundary Creek Preferred Shares issued or outstanding.

Price Ranges and Trading Volumes for Boundary Shares

The Boundary Shares have been listed and posted for trading on the Venture Exchange since September 19, 1999. The volume of trading and price ranges of the Boundary Shares on the Venture Exchange are set forth in the following table for the periods indicated:

Period	High	Low	Volume
2001			
June	$1.40	$1.15	82,800
July	1.20	1.00	511,660
August	1.10	1.00	52,780
September	1.00	0.85	41,160
October	1.20	0.90	47,490
November	1.25	1.00	75,730
December	1.19	1.00	137,550
2002			
January	1.15	1.00	226,150
February	1.55	1.14	143,860
March	1.90	1.35	98,240
April	1.80	1.55	41,040

Period	High	Low	Volume
May	1.75	1.55	92,380
June	1.75	1.55	69,200
July 1 - 23	2.25	1.75	395,400

The closing price of the Boundary Shares on the Venture Exchange on July 2, 2002, the trading day immediately prior to the announcement by Bow Valley of its intention to make the Offer, and July 23, 2002 was $1.75 and $2.20, respectively.

Dividends

Based on publicly available information, the Board of Directors of Boundary Creek has never declared any dividends on the Boundary Shares.

SELECTED PRO FORMA COMBINED OPERATIONAL INFORMATION

The following table sets out certain operating information for Bow Valley and Boundary Creek, as well as pro forma operating information for Bow Valley after giving effect to the acquisition by Bow Valley of all of the outstanding Boundary Shares pursuant to the Offer.

	Bow Valley	Boundary Creek	Pro Forma Combined
Production (first quarter 2002)			
Crude oil and ngls (bbl/d)	1,370	306	1,676
Natural gas (mcf/d)	2.8	6.0	8.8
Total (boe/d 6:1)	1,837	1,305	3,142
Proven Reserves (December 31, 2001)			
Crude oil and ngls (mbbls)	2,180	158	2,338
Natural gas (bcf)	9.88	12.59	22.47
Total (mboe 6:1)	3,827	2,256	6,083
Probable Reserves (unrisked; December 31, 2001)			
Crude oil and ngls (mbbls)	10,990	136	11,126
Natural gas (bcf)	16.08	2.26	18.34
Total (mboe 6:1)	13,670	513	14,183
Net Undeveloped Land (December 31, 2001)			
Canada (acres)	9,600	20,717	30,317
United Kingdom (acres)	75,265	-	75,265
France (acres)	486,077	-	486,077
Total (acres)	570,942	20,717	591,659

EFFECT OF THE OFFER ON MARKET AND LISTINGS

The purchase of Boundary Shares by Bow Valley pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly, as well as the number of holders of Boundary Shares, and, depending on the number of holders depositing and the number of Boundary Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Boundary Shares held by the public. After the purchase of Boundary Shares under the Offer, Boundary Creek may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

The rules and regulations of the Venture Exchange establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Boundary Shares from such exchange. Among such criteria are the number of holders of Boundary Shares, the number of Boundary Shares publicly held and the aggregate market value of the Boundary Shares publicly held. Depending on the number of Boundary Shares purchased pursuant to the Offer, it is possible that the Boundary Shares would fail to meet the criteria for continued listing on such exchange. If this were to happen, the Boundary Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Boundary Shares. It is the intention of Bow Valley to apply to delist the Boundary Shares from the Venture Exchange as soon as practicable after completion of the Offer, any compulsory acquisition or any subsequent acquisition transaction.

After the purchase of Boundary Shares under the Offer and subject to applicable laws, Bow Valley intends to cause Boundary Creek to take steps toward the elimination of its public reporting requirements under applicable securities legislation in any province in which it has no or an insignificant number of Shareholders.

SOURCE OF FUNDS

If Bow Valley acquires all of the Boundary Shares under the Offer and if a sufficient number of shares are tendered for cash consideration under the Offer, Bow Valley will pay an aggregate of $9,875,000 under the Offer.

Bow Valley has funds available to it to fully satisfy its obligations under the Offer through its existing credit facilities and the proceeds of a bought deal private placement of 6,099,500 subscription receipts at a price of $1.45 per subscription receipt, which closed on July 17, 2002. Each subscription receipt entitles the holder thereof to receive one Bow Valley Share upon Bow Valley taking up any Boundary Shares pursuant to the Offer.

ACQUISITION OF BOUNDARY CREEK SHARES NOT DEPOSITED

Compulsory Acquisition

The purpose of the Offer is for Bow Valley to acquire control of or to own, directly or indirectly, all of the outstanding Boundary Shares. If, within the time limited in the Offer for its acceptance or within 120 days from the date of the Offer, whichever period is shorter, the Offer has been accepted by holders of not less than 90% of the Boundary Shares (calculated on a diluted basis), other than Boundary Shares held on the date of the Offer by or on behalf of Bow Valley or its affiliates and associates (as each such term is defined in the ABCA), and Bow Valley has taken up and paid for such Boundary Shares, Bow Valley currently intends to acquire (a "compulsory acquisition"), pursuant to the compulsory acquisition provisions of Part 16 of the ABCA, the remainder of the Boundary Shares on the same terms on which Bow Valley acquired Boundary Shares pursuant to the Offer.

To exercise such statutory right, Bow Valley must give notice (the "Offeror's Notice") to each holder of Boundary Shares who did not accept the Offer (and to each person who subsequently acquires any such Boundary Shares) (in each case a "Dissenting Offeree") of the proposed acquisition within 60 days after the Expiry Time, and in any event within 180 days after the date of the Offer. Within 20 days after giving the Offeror's Notice, Bow Valley must pay or transfer to Boundary Creek the consideration Bow Valley would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Boundary Shares held by such Dissenting Offeree to Boundary Creek, and within 60 days after receipt of the Offeror's Notice must elect either (i) to transfer the Boundary Shares to Bow Valley on the terms of the Offer; or (ii) to demand payment of the fair value of the Boundary Shares by so notifying Bow Valley and by applying to the Court of Queen's Bench of Alberta to fix the value of such Dissenting Offeree's Boundary Shares. If a Dissenting Offeree has elected to demand payment of the fair value of that Dissenting Offeree's Boundary Shares, Bow Valley may apply to a court having jurisdiction to hear an application to fix the fair value of that Dissenting Offeree's Boundary Shares. If the Dissenting Offeree who elects to demand payment of fair value of such shareholder's Boundary Shares does not notify Bow Valley of such election and does not apply to the applicable Court to fix the fair value of such holder's Boundary Shares within 60 days of having received the Offeror's Notice, such Dissenting Offeree shall be deemed to have elected to transfer that Dissenting Offeree's Boundary Shares to Bow Valley on the terms of the Offer. Any judicial determination of the fair value of the Boundary Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to *Part 16 of the ABCA for the full text of the relevant statutory provisions.* Part 16 of the ABCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offerees' rights may be lost or altered. Shareholders who wish to be better informed about these provisions should consult their legal advisers.

Subsequent Acquisition Transactions

If a compulsory acquisition is not available or if Bow Valley elects not to proceed by way of a compulsory acquisition, Bow Valley intends to seek to acquire, directly or indirectly, all of the remaining Boundary Shares (the Boundary Shares not deposited under the Offer) by causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction (collectively referred to herein as a "subsequent acquisition transaction") involving Bow Valley, or an affiliate of Bow Valley, and Boundary Creek and/or the Shareholders for the purpose of Boundary Creek becoming, directly or indirectly, a wholly-owned subsidiary of Bow Valley. At any meeting of shareholders called to consider a subsequent acquisition transaction, Bow Valley will cause the Boundary Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted by law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. Any Boundary Shares acquired by Bow Valley pursuant to any market purchases cannot be counted as part of any minority approval.

The timing and details of any subsequent acquisition transaction would necessarily depend upon a variety of factors, including the number of Boundary Shares acquired pursuant to the Offer. In any subsequent acquisition transaction, the holders of Boundary Shares or other securities of Boundary Creek, other than Bow Valley and its affiliates, could receive shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof. Any such preferred shares could be immediately redeemed by the issuer for cash. Such cash payments, subject to prevailing conditions, including general economic conditions and the business of Boundary Creek, may be equal to, higher or lower than the value of the consideration offered under the Offer.

The tax consequences to a Shareholder of a subsequent acquisition transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in the Circular.

The methods described above of acquiring the Boundary Shares not acquired by Bow Valley pursuant to the Offer, other than the statutory compulsory acquisition under the ABCA, may include a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the "Regulations"), Policy Q-27 and OSC Rule 61-501. Under the Regulations and Policy Q-27, any subsequent acquisition transaction would be a "going private transaction" if it would result in the interest of the holder of Boundary Shares or securities convertible into or exchangeable for Boundary Shares (the "Convertible Securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of Boundary Creek, a successor to the business of Boundary Creek, another issuer that controls Boundary Creek or an issuer that controls a successor to the business of Boundary Creek. In contrast, under OSC Rule 61-501, subject to certain exceptions, a subsequent acquisition transaction may constitute a "going private transaction" if it would result in the interest of a beneficial owner of Boundary Shares being terminated without the beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. In addition, in certain circumstances, the provisions of Policy Q-27 may also deem certain types of subsequent acquisition transactions to be "related party transactions". Bow Valley expects that any subsequent acquisition transaction will be a going private transaction under the Regulations, OSC Rule 61-501 and Policy Q-27 and a related party transaction for the purposes of Policy Q-27. Under OSC Rule 61-501, any subsequent acquisition transaction may also constitute a related party transaction, however, under OSC Rule 61-501, the provisions regulating a related party transaction are not applicable if the transaction is a going private transaction carried out in accordance with the rule.

Policy Q-27 and OSC Rule 61-501 require that, in any subsequent acquisition transaction constituting a going private transaction (or a related party transaction in the case of Policy Q-27), a formal valuation be prepared of (i) the Boundary Shares and, subject to certain limited exceptions in the case of OSC Rule 61-501, any non-cash consideration being offered for the Boundary Shares, and (ii) in the case of Policy Q-27, the Convertible Securities and any non-cash consideration being offered therefor, and that a summary of such valuation be provided to the holders of the Boundary Shares and, in the case of Policy Q-27, the holders of Convertible Securities.

Under OSC Rule 61-501, a subsequent acquisition transaction constituting a going private transaction is exempt from the valuation requirements contained in OSC Rule 61-501 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid, and the take-over bid circular contains certain required disclosure respecting the transaction. Bow Valley currently intends that the consideration offered under any subsequent acquisition transaction prepared by it would be identical to the consideration offered under the Offer and, accordingly, Bow Valley expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501. In respect of the valuation requirements in Policy Q-27, Bow Valley intends to rely on any exemption then available or to seek waivers pursuant to Policy Q-27 exempting Bow Valley or Boundary Creek, as appropriate, from the valuation requirements under Policy Q-27 in connection with any subsequent acquisition transaction.

Depending on the nature and terms of the subsequent acquisition transaction, the provisions of the ABCA may require approval of the subsequent acquisition transaction by at least two-thirds of the votes cast by holders of Boundary Shares. Policy Q-27 also requires that, in addition to any other required securityholder approval, in order to complete a going private transaction or related party transaction, the approval of a simple or two-thirds majority (depending on the nature of the transaction and the nature and value of the consideration offered) of the votes cast by "minority" holders of the Boundary Shares and the Convertible Securities be obtained. The necessary level of security holder approval required with respect to a going private transaction is a simple majority of the "minority" vote unless: (i) the consideration to be paid is payable wholly or partly other than in cash or in the right to receive cash within 35 days of the approval of the going private transaction; or (ii) the consideration is less in amount than the per security value or the simple average of the high and low ends of the range of per security values arrived at by the formal valuation, in which cases, a two-thirds majority of the "minority" vote is required. In the case of a related party transaction, a simple majority of the "minority" vote is required unless, in the case of a related party transaction where a formal valuation is required, the value of the consideration to be paid is less than the value or the simple average of the high and low ends of the range of values arrived at by the formal valuation, in which case a two-thirds majority of the "minority" vote is required. OSC Rule 61-501 similarly requires that a going private transaction be approved by the majority of the votes cast by "minority" holders of the Boundary Shares, but in contrast to Policy Q-27, a simple majority of the "minority" vote is required in all circumstances.

In relation to the Offer and any subsequent related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the CVMQ as required, all holders of Boundary Shares other than Bow Valley, any "interested party" or any person or company who is a "related party" of Bow Valley for the purposes of Policy Q-27 and OSC Rule 61-501 including any directors, officers or other insiders of Bow Valley, any person or company who is a "related party" of an "interested party" for the purposes of Policy Q-27 and OSC Rule 61-501 or any person or company acting jointly or in concert with the foregoing or any affiliate of the foregoing.

Under Policy Q-27, Bow Valley may treat Boundary Shares acquired pursuant to the Offer, other than Boundary Shares tendered to the Offer pursuant to a pre-tender agreement by persons who participated in the negotiation of the Offer, as "minority" shares and vote them, or consider them voted, in favour of such going private (or related party) transaction if the consideration per security in the going private (or related party) transaction is at least equal in value to the consideration paid under the Offer. All of the Boundary Shares which are subject to the Lock-up Agreements may be subject to the foregoing exception. If necessary, Bow Valley intends to seek discretionary relief from the CVMQ so that all Boundary Shares tendered to the Offer by the directors and senior officers of Boundary Creek who entered into a Lock-up Agreement may be counted as "minority" shares for purposes of Policy Q-27. Under OSC Rule 61-501, Bow Valley may treat all Boundary Shares acquired pursuant to the Offer, excluding the Boundary Shares currently owned by directors, officers and insiders of Bow Valley and their associates and affiliates, as "minority" shares and vote them, or consider them voted, in favour of a going private transaction, provided that the subsequent acquisition transaction is completed not later than 120 days after the Expiry Time, the consideration per security in the going private transaction is at least equal in value to the consideration paid under the Offer and certain other requirements are met. Bow Valley currently intends that the consideration offered under any subsequent acquisition transaction proposed would be identical to the consideration offered under the Offer and, accordingly, expect to treat Boundary Shares acquired pursuant to the Offer, except for the Boundary Shares, if any, specified as aforesaid, as "minority" shares and to vote them in favour of any subsequent acquisition transaction. Under Policy Q-27 and OSC Rule 61-501, if, following the Offer, Bow Valley and its affiliates are the registered holders of 90% or more of the Boundary Shares at the time the subsequent acquisition transaction is initiated (or proposed in the case of OSC Rule 61-501), the requirement for minority approval would not apply to the transaction if a statutory appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

In the event a subsequent acquisition transaction were to be consummated, holders of Boundary Shares, under the ABCA, may have the right to dissent and demand payment of the fair value of such Boundary Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Boundary Shares. The fair value of Boundary Shares so determined could be more or less than the amount paid per

Boundary Share pursuant to the subsequent acquisition transaction or the Offer. Any such judicial determination of the fair value of the Boundary Shares could be based upon considerations other than, or in addition to, the market price of the Boundary Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction or a related party transaction.

Other Alternatives

If Bow Valley proposes a subsequent acquisition transaction but cannot promptly obtain any required approval, or otherwise does not complete a subsequent acquisition transaction, Bow Valley will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Boundary Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Boundary Shares. Any additional purchases of Boundary Shares could be at a price greater than, equal to or less than the price to be paid for the Boundary Shares under the Offer and could be for cash and/or Bow Valley Shares or other consideration. Alternatively, Bow Valley may sell or otherwise dispose of any or all Boundary Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Bow Valley, which may vary from the price paid for Boundary Shares under the Offer.

Judicial Developments

Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

SOLICITING DEALER

Bow Valley has retained FirstEnergy Capital Corp. as soliciting dealer to assist Bow Valley in connection with the Offer and to solicit acceptances of the Offer. FirstEnergy Capital Corp. will receive a fee of $50,000, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including any liabilities under applicable securities laws, and expenses in connection with the Offer.

Boundary Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Boundary Shares directly to the Depositary or by utilizing the services of the Soliciting Dealer.

DEPOSITARY

Bow Valley has engaged Valiant Trust Company as the Depositary for the receipt of certificates in respect of Boundary Shares and Letters of Transmittal deposited under the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Bow Valley for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel to Bow Valley, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of a Boundary Share pursuant to the Offer or pursuant to the transactions described above under the heading "Acquisition of Boundary Creek Shares Not Deposited". This summary is generally applicable to a Shareholder who, for purposes of the Tax Act, holds the Boundary Shares as capital property, deals at arm's length with and is not affiliated with Bow Valley at all times up to and including the completion of the Offer, and following completion of the Offer will not, either alone or together with any person with whom the Shareholder does not deal at arm's length, control Bow Valley or beneficially own shares of Bow Valley having a fair market value in excess of 50% of the fair market value of all outstanding shares of Bow Valley.

Boundary Shares will generally constitute capital property to a Shareholder unless the Shareholder is a trader or dealer in respect of the Boundary Shares, has acquired the Boundary Shares in a transaction or transactions considered to be an adventure in the nature of trade or is a financial institution subject to the "mark-to-market" rules within the meaning of the Tax Act.

Certain Shareholders resident in Canada for the purposes of the Tax Act whose Boundary Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have them treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may vary significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Boundary Shares having regard to their own particular circumstances.

Subsection 85(1) and Subsection 85(2) Tax Elections

Where a Shareholder receives a combination of cash and Bow Valley Shares pursuant to the Offer, Bow Valley has agreed to make a joint election with the Shareholder under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act and the corresponding provision of any applicable provincial statute as a result of which the holder may be entitled to obtain a full or partial tax deferred rollover on the disposition of the holder's Boundary Shares to Bow Valley. Any such joint election, if made, must be made in respect of all (but not less than all) of the holder's Boundary Shares. The joint election allows the holder to elect an amount that will be treated for the purposes of the Tax Act as the holder's proceeds of disposition in respect of all the holder's Boundary Shares. The elected amount will be determined by each holder who makes such a joint election, subject to the limitations under the Tax

Act described generally below. The elected amount cannot be (i) less than the greater of the adjusted cost base to such holder of all the holder's Boundary Shares and the aggregate fair market value of all consideration other than Bow Valley Shares received by the holder under the Offer (i.e., the cash consideration received by the Shareholder), or (ii) more than the aggregate fair market value of such Boundary Shares. The cost to such holder of the Bow Valley Shares acquired on such exchange will be the difference between the amount elected and the aggregate fair market value of any such non-share consideration received by the Boundary Shareholder on the exchange. A capital gain (or capital loss) will be realized by a holder to the extent that the proceeds of disposition (the elected amount) of the Boundary Shares, net of any reasonable costs associated with the disposition, exceed (or are less than) the adjusted cost base to the holder of such Boundary Shares. The taxation of capital gains and capital losses is described below.

Shareholders who wish to make an election under subsection 85(1) or subsection 85(2) of the Tax Act should obtain from a CCRA Tax Services Office two copies of the current election form. An election under subsection 85(1) would apply to any Shareholder except a partnership, and an election under subsection 85(2) would apply to a Shareholder that is a partnership. It will be the responsibility of each Shareholder who wishes to make such a joint election to (i) complete all portions of the election form which are applicable, including the number and adjusted cost base of all the holder's Boundary Shares and the elected amount, (ii) sign the forms where required, (iii) forward the signed forms to Bow Valley Energy Ltd., Suite #1200, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Mr. Dean Setoguchi, Vice President, Finance, within 90 days following Take-up Date, and (iv) after the forms have been signed by Bow Valley and returned to the Boundary Shareholder, file the forms with the CCRA within the time permitted therefor under the Tax Act. The deadline for filing elections under subsection 85(1) is the earlier of (i) June 30, 2003 and (ii) the day on or before which the Shareholder is required to file a Canadian federal income tax return for the holder's taxation year in which the disposition occurs (i.e., April 30, 2003 in the case of Shareholders who are individuals). Shareholders should consult their own tax advisors to determine whether any separate election forms must be filed with any relevant provincial or territorial taxing authority. Bow Valley will make a joint election with a Shareholder under provisions of any relevant provincial or territorial statute with similar effect to subsection 85(1) or subsection 85(2) of the Tax Act.

Each Shareholder who wishes to make an election under subsection 85(1) or subsection 85(2) of the Tax Act, or under any provincial legislation, should submit the necessary forms to Bow Valley as soon as possible and, in any event, within 90 days following the Take-up Date. Bow Valley will not be liable for any late filing penalties or other loss resulting from the late filing of any election form received by Bow Valley or from the invalidation of any election form unless such invalidation is solely attributable to any negligent act or omission of Bow Valley.

Shareholders Resident in Canada

This portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act.

The Offer

A Shareholder that deposits all or a portion of the holder's Boundary Shares under the Offer may elect to receive all cash (subject to a maximum described in Section 1 of the Offer), all Bow Valley Shares, or a combination of cash and Bow Valley Shares. Except where the Shareholder files a tax election as described above, the tax consequences to the Shareholder will depend on the number of Boundary Shares ("Sold Boundary Shares") sold for cash, and the number of Boundary Shares ("Exchanged Boundary Shares") exchanged for Bow Valley Shares.

A Shareholder who sells all or a portion of the holder's Boundary Shares for cash under the Offer will recognize a capital gain (or capital loss) in respect of the disposition of the Sold Boundary Shares to the extent that the cash proceeds of disposition exceed (or are less than) the total adjusted cost base of the Sold Boundary Shares and any reasonable costs associated with the disposition.

Where the Shareholder does not choose to recognize a capital gain or capital loss on the exchange of the holder's Exchanged Boundary Shares for Bow Valley Shares, the Shareholder will be deemed to have disposed of the holder's Exchanged Boundary Shares for proceeds of disposition equal to the Shareholder's total adjusted cost base of those Exchanged Boundary Shares immediately before the exchange, and to have acquired the Bow Valley Shares received on the exchange at a cost equal to that total adjusted cost base.

A Shareholder may choose to recognize capital gain or capital loss on the exchange of the holder's Exchanged Boundary Shares for Bow Valley Shares by including the capital gain or capital loss in the Shareholder's tax return under the Tax Act for the Shareholder's taxation year in which the exchange occurs. In those circumstances, the Shareholder's capital gain (or capital loss) in respect of the disposition of the Exchanged Boundary Shares will be the amount by which the fair market value of the Bow Valley Shares received on the exchange exceeds (or is less than) the total adjusted cost base of the Exchanged Boundary Shares and any reasonable costs associated with the disposition, and the Shareholder will acquire the Bow Valley Shares received for an amount equal to the fair market value of the Exchanged Boundary Shares.

A Shareholder will be required to include in income for the taxation year in which the disposition occurs one-half of any capital gains ("taxable capital gains"). One-half of the amount of any capital losses ("allowable capital losses") may generally be used to offset taxable capital gains in the year the allowable capital losses are sustained. To the extent that the holder's allowable capital losses exceed the holder's taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

Where the Shareholder chooses to recognize a capital loss on the exchange of the holder's Exchanged Boundary Shares for Bow Valley Shares and the Shareholder is a corporation, partnership or trust, certain provisions of the Tax Act may apply to defer the capital loss otherwise realized. In the event such provisions of the Tax Act apply, the capital loss will be deferred until the earliest of several possible subsequent events described in the Tax Act. The most typical subsequent event would occur where the Bow Valley Shares received on the exchange (or identical properties) are no longer held by the Shareholder or a person affiliated with the Shareholder. The Department of Finance (Canada) has indicated in a private letter its intention to recommend amendments to the relevant portions of these provisions of the Tax Act in future technical amendments, such that the provisions will not (in their revised form) apply to defer the recognition of the capital losses arising in circumstances such as on the exchange of Boundary Shares for Bow Valley Shares under the Offer by a Shareholder that is not "affiliated" with Bow Valley for the purposes of the Tax Act immediately after the exchange. To date, no such amendments have been announced and it is unclear whether, based on apparently contradictory provisions of the Tax Act, the legislation currently in force would defer the recognition of a capital loss by a Shareholder that is a corporation, partnership or trust. It is also not known whether amendments to these provisions (if any) would have retroactive operation so as to clarify the application of the provisions to capital losses realized by a Shareholder resulting from the disposition of Exchanged Boundary Shares.

In addition, where a Shareholder is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of its Boundary Shares may be reduced by the amount of dividends previously received or deemed to be received on the Boundary Shares to the extent and under the circumstances described in the Tax Act. Similar rules apply where the Shareholder is a partnership or trust with corporate partners or beneficiaries.

The adjusted cost base of Bow Valley Shares received by a Shareholder in either case determined as described above, will be averaged with the adjusted cost base of any other Bow Valley Shares owned by the Shareholder and held as capital property.

Subsequent Transactions

As described under the heading "Acquisition of Boundary Shares Not Deposited" in the Offer, Bow Valley may acquire Boundary Shares not deposited under the Offer pursuant to statutory rights of purchase under the ABCA. If, in the course of any such purchase by Bow Valley, all of a Shareholder's Boundary Shares are exchanged solely for Bow Valley Shares or solely for cash, the tax consequences to a Shareholder would be the same as described above. If, in the course of any such purchase by Bow Valley, a Shareholder demands payment of the fair value of the Shareholder's Boundary Shares, the Shareholder would recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition received for such Boundary Shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Boundary Shares disposed of.

If the compulsory acquisition provisions are not utilized, Bow Valley may propose other means of acquiring the remaining issued and outstanding Boundary Shares. The tax consequences to a Shareholder of a subsequent acquisition transaction will depend on the exact manner in which the subsequent acquisition transaction is carried out and may be substantially the same or materially different than the tax consequences described above for a Shareholder who disposes of its Boundary Shares under the Offer. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Boundary Shares acquired pursuant to a subsequent acquisition transaction.

Shareholders Not Resident in Canada

In addition to the comments set out above, the following applies to Shareholders who, for the purposes of the Tax Act, have not been resident in Canada at any time while they held their Boundary Shares, do not carry on an insurance business in Canada and who do not use or hold and are not deemed under the Tax Act to use or hold their Boundary Shares in or in the course of carrying on a business in Canada (referred to hereafter as "Non-Resident Shareholders").

Non-Resident Shareholders Accepting the Offer

Non-Resident Shareholders will only be subject to taxation in respect of the disposition of their Boundary Shares to the extent such shares constitute "taxable Canadian property". Generally, Boundary Shares will constitute taxable Canadian property to a holder if, at any time during the five year period immediately preceding the disposition, the Non-Resident Shareholder, either alone or together with persons with whom the Non-Resident Shareholder did not deal at arm's length, owned 25% or more of the issued shares of any class or series in the capital stock of Boundary Creek, or the Non-Resident Shareholder's Boundary Shares were acquired in a tax deferred exchange in consideration for property that was itself "taxable Canadian property". For the purposes of making the determination of ownership for the five years preceding the disposition, any rights or options to acquire Boundary Shares will be deemed to constitute ownership. Non-Resident Shareholders whose Boundary Shares constitute taxable Canadian property will generally be subject to taxation on the same basis as holders who are resident in Canada.

Non-Resident Shareholders whose Boundary Shares constitute taxable Canadian property may nonetheless be exempted from taxation on gains to the extent that they can avail themselves of the provisions of a bilateral tax treaty between Canada and their jurisdiction of residence. However, the Canada-United States Income Tax Convention (the "Convention") would not provide such an exemption for a Non-Resident Shareholder who is a resident of the United States for the purposes of the Convention and whose Boundary Shares constitute taxable Canadian property.

Subsequent Transactions

The consequences under the Tax Act to a Non-Resident Shareholder of any compulsory acquisition or subsequent acquisition transaction would depend upon the nature of the transaction but would generally be the same as those described above with respect to Shareholders that are resident in Canada except that the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the holder's Boundary Shares are "taxable Canadian property", as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

To the extent that a compulsory acquisition or a subsequent acquisition transaction is proposed by Bow Valley, Non-Resident Shareholders are urged to consult their own professional advisors to determine the consequences to them of the transaction and in particular whether any shares held by them during the course of such an acquisition would be held by them as "taxable Canadian property" or give rise to a deemed dividend to such holders.

OWNERSHIP OF SECURITIES OF BOUNDARY CREEK

Except in respect of the Acquisition Agreement, the Lock-up Agreements and the Warrant Sale Agreements, Bow Valley does not beneficially own, directly or indirectly, nor does it control or exercise direction over, or have the right to acquire, any securities of Boundary Creek. To the best of the knowledge of the directors and senior officers of Bow Valley, no securities of Boundary Creek are owned or controlled by any associate or affiliate of Bow Valley or by any director or senior officer of Bow Valley or any associate of them or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Bow Valley, and no person acting jointly or in concert with Bow Valley, owns or exercises control or direction over any securities of Boundary Creek, except as set forth below:

Name	Number of Securities
George Y. Tooley	167,900 Boundary Shares[(1)]

Note:
(1) Includes 133,400 Boundary Shares owned by associates of Mr. Tooley.

TRADING IN SECURITIES OF BOUNDARY CREEK

No securities of Boundary Creek have been traded during the six-month period preceding the date of the Offer by Bow Valley or by directors or senior officers of Bow Valley or, to the knowledge of the directors and senior officers of Bow Valley after reasonable inquiry, by associates or affiliates of Bow Valley or by associates of the directors or senior officers of Bow Valley or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Bow Valley or by any person acting jointly or in concert with Bow Valley, except as set forth below:

Name	Date	Number of Securities and Nature of Trade	Sale/Purchase Price per Security
George Y. Tooley	January 31, 2002	Purchase of 25,000 Boundary Shares	$1.14
	March 13, 2002	Purchase of 6,400 Boundary Shares(1)	1.55

Note:

(1) Represents Boundary Shares purchased by 3551822 Canada Ltd., an associate of Mr. Tooley.

Bow Valley has no present intention to acquire beneficial ownership of Boundary Shares while the Offer is outstanding other than pursuant to the Offer. However, Bow Valley reserves the right to, and may acquire (or cause an affiliate to acquire) Boundary Shares by making purchases through the facilities of the Venture Exchange, subject to applicable law, at any and from time to time prior to the Expiry Time. Bow Valley will not make any purchases of Boundary Shares through the facilities of the Venture Exchange during the Offer Period until the third clear trading day following the date of the Offer. If Bow Valley should acquire Boundary Shares by making purchases through the facilities of the Venture Exchange during the Offer Period, the Boundary Shares so purchased shall be counted in any determination as to whether the Minimum Acceptance Condition has been fulfilled. The aggregate number of Boundary Shares acquired by Bow Valley through the facilities of the Venture Exchange during the Offer Period shall not exceed 5% of the outstanding Boundary Shares as of the date of the Offer.

Although Bow Valley has no present intention to sell Boundary Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell Boundary Shares after the Expiry Time.

COMMITMENTS TO ACQUIRE SECURITIES

None of Bow Valley, its directors or senior officers, nor to the knowledge of Bow Valley, after reasonable inquiry, any associates of the directors or senior officers or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Bow Valley or by any person acting jointly or in concert with Bow Valley has entered into any commitments to acquire equity securities of Boundary Creek except for the Boundary Shares to be acquired pursuant to the Offer.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no arrangements or agreements made or proposed to be made between Bow Valley and any of the directors or senior officers of Boundary Creek and no payments or other benefits are proposed to be made or given by Bow Valley to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful.

Other than as provided in the Lock-up Agreements and Warrant Sale Agreements, there are no contracts, arrangements or understandings, formal or informal, between Bow Valley and any securityholder of Boundary Creek with respect to the Offer or between Bow Valley and any person or company with respect to any securities of Boundary Creek in relation to the Offer.

ACCEPTANCE OF THE OFFER

Pursuant to the Lock-up Agreements, certain shareholders of Boundary Creek and their respective associates, intend to deposit to the Offer all Boundary Shares which are owned or over which control or direction is exercised by such persons. George Y. Tooley, a director of Bow Valley and his associates, who beneficially own or control 167,900 Boundary Shares, have indicated their intention to deposit all such Boundary Shares to the Offer. Other than the foregoing, Bow Valley has no knowledge regarding whether any other Boundary Shareholders will accept the Offer.

MATERIAL CHANGES AND OTHER INFORMATION

Bow Valley is not aware of any information which indicates any material change in the affairs of Boundary Creek since the date of the last published financial statements of Boundary Creek, being the unaudited consolidated financial statements for the three months ended March 31, 2002, other than as has been publicly disclosed by Boundary Creek.

Bow Valley has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Boundary Shareholders to accept or reject the Offer.

BENEFITS FROM THE OFFER

To the knowledge of Bow Valley, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Boundary Creek, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of Boundary Creek or any person acting jointly or in concert with Bow Valley, other than those that will accrue to a holder of Boundary Shares generally.

LEGAL MATTERS

Certain legal matters on behalf of Bow Valley will be passed upon by, and the opinion contained under "Canadian Federal Income Tax Considerations" has been provided by, Macleod Dixon LLP, Calgary, Alberta, counsel to Bow Valley. The partners and associates of Macleod Dixon LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Bow Valley Shares.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides holders of Boundary Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Boundary Shares. However, such rights must be exercised with prescribed time limits. Holders of Boundary Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to Boundary Shareholders has been authorized by the Board of Directors of Bow Valley Energy Ltd.

The foregoing, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Québec).

DATED: July 24, 2002

(Signed) Robert G. Moffat
President and Chief Executive Officer

(Signed) C. Dean Setoguchi
Vice President, Finance

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Daryl K. Seaman
Director

(Signed) Kenneth R. Stiles
Director

APPENDIX "A"

INFORMATION CONCERNING BOW VALLEY

THE CORPORATION

Bow Valley Energy Ltd. ("Bow Valley" or "the Corporation") was incorporated by certificate of incorporation pursuant to the provisions of the *Business Corporations Act* (Alberta) on June 27, 1996. On August 12, 1996, the articles of the Corporation were amended to remove the private company restrictions from the articles. The head office of the Corporation is located at #1200, 333 - 7 Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1 and the registered office of the Corporation is located at #3700, 400 - 3 Avenue S.W., Calgary, Alberta, Canada, T2P 4H2.

Bow Valley has two principal wholly-owned subsidiaries, Bow Valley Petroleum (UK) Limited ("BVUK") which is incorporated under the laws of England and Bow Valley International (Jersey) Limited which is incorporated under the laws of Jersey. BVUK has a 50% equity interest in the issued and outstanding share capital of Croft (UK) Limited ("Croft"). Unless otherwise specified, a reference in this Appendix "A" to "Bow Valley" or "the Corporation" includes the subsidiaries of Bow Valley.

BUSINESS OF THE CORPORATION

General Development

Since its inception in 1996, Bow Valley has focused principally on sourcing, evaluating and acquiring international oil and gas producing properties with exploration and exploitation potential. The Corporation's management has experience in international oil and gas exploration and development gained through previous involvement in joint ventures throughout the world. The Corporation's major focus is on its properties in the United Kingdom. Bow Valley expanded its focus during 2001 to include opportunities in western Canada. The Corporation also maintains an interest in properties in France and Iran.

In July 1996, Bow Valley acquired the name, logo and all associated rights from its founding shareholder, Daryl K. Seaman, and raised initial equity of $6,193,118 to commence its business. In the second quarter of 1997, the Corporation raised further equity of $22,885,720 by way of a private placement special warrant offering. In September 1997, Bow Valley completed its initial public offering raising gross proceeds of $16,500,000. On September 26, 1997, Bow Valley became publicly traded with the listing of its common shares (the "Common Shares") on the Toronto Stock Exchange (the "TSX") under the symbol "BVX".

In May 1997, Bow Valley acquired an 11.25% interest in Block 29/2c, U.K. sector of the North Sea, which contained the Kyle field. In April 1997, the Corporation acquired 50% of the outstanding shares of Croft, an exploration and production company, which also owned a 2.5% interest in the Kyle field. In February 2002, BVUK acquired a 1.25% interest in the Kyle field from Croft. The Corporation acquired an additional 1.79% interest in the Kyle field on June 28, 2002 for $US 1.7 million. BVUK currently owns a 14.29% direct working interest in the Kyle field.

In 2000, the Kyle partners drilled the first development well at Kyle and conducted an extended well test. Later in 2000, the Kyle partners drilled a second development well and full production commenced from the field in April 2001. A third development well at Kyle was drilled in the summer of 2001 and a fourth development well was drilled in June 2002. The Kyle production currently represents 100% of the production base for Bow Valley.

Bow Valley is currently focused on two primary growth areas, the United Kingdom and western Canada. Since 1997, Bow Valley has continued to acquire and develop properties in the United Kingdom Continental Shelf (the "UKCS"), southern England and France. These acquisitions have added to Bow Valley's reserve base and exploration acreage. In addition to the interest in the producing Kyle field, the Corporation holds interests in five additional fields in the North Sea, which are expected to be developed over the next five years. Bow Valley is also expanding its development focus in the North Sea to include exploration. In Canada, Bow Valley hired a technical team at the end of 2001 to develop an exploration program in west central and northern Alberta targeting natural gas. A total of 8 - 12 wells are expected to be drilled during 2002 as a result of this effort.

In addition, Bow Valley is a participant in a "buy-back" contract with the National Iranian Oil Company to design, procure, construct and install two offshore platforms on the Balal oilfield, offshore Iran. The contract also requires drilling up to 10 development wells necessary to produce the field. Bow Valley has invested $1.3 million in this project. In April 1999, Bow Valley farmed out its interest for the remainder of the project and has no further financial obligations. The partners in this project, Bow Valley (15%), Elf Petroleum Iran (46.75%) and Agip (38.35%), awarded construction contracts in October 2000. Under the terms of the "buy-back" contract, the contractor is entitled to recover capital costs, bank charges and a pre-negotiated remuneration fee from its share of production over a three year amortization period. Construction work is nearing completion and remuneration payments to the Corporation are expected to commence in 2003.

In July 1999, the Corporation completed a rights offering to its shareholders for net proceeds of $2,425,313. In June 2000, the Corporation issued a three year 8% (interest payable monthly) debenture and 3,000,000 warrants for gross proceeds of $1,500,000. The 3,000,000 warrants were exercisable into 3,000,000 Common Shares at $0.50 per share. The debenture was fully repaid and the warrants were converted into Common Shares of the Corporation during 2001 and the first quarter of 2002. Bow Valley completed a further rights offering to its shareholders in July 2000, realizing net proceeds of $3,685,728.

In September and November 2001, Bow Valley completed two private placements totalling 4,075,700 Common Shares for gross proceeds of $7,011,425. In July 2002, the Corporation completed a subscription receipts offering in which each subscription receipt is convertible into one Common Share. A total of 6,099,500 subscription receipts were issued for net proceeds of $8,302,061. The proceeds are being held in escrow and will be released upon closing of the acquisition of the shares of Boundary Creek Resources Ltd. ("Boundary Creek").

In September 2001, Robert G. Moffat was appointed President and Chief Operating Officer of Bow Valley. Prior to the end of 2001, three executive officers and three technical personnel joined the Corporation. In February 2002, Mr. Moffat was promoted to President and Chief Executive Officer.

On July 2, 2002, Bow Valley and Boundary Creek entered into an agreement in which Bow Valley agreed, subject to certain conditions, to make an offer (the "Offer") to purchase all of the common shares of Boundary Creek. The Offer provides for Boundary Creek shareholders to receive, at their election, $2.40 per share in cash or 1.5 Common Shares of Bow Valley, or a combination thereof, subject to a maximum limit of $9,875,000 in cash.

Trends

There are a number of trends that have been developing in the oil and gas industry which appear to be shaping the near future of the business. The industry has undergone a consolidation phase which has affected companies ranging in size from small emerging companies to senior integrated organizations. As a result of the perception that a number of publicly traded companies have been trading below asset or break-up value, companies have turned to growing by acquisition rather than by focusing entirely on drilling and prospect generation. This trend has resulted in increased merger and acquisition activity in the industry.

The industry has also experienced difficulties in accessing the capital markets which may be partly attributable to the greater returns experienced in other sectors of the market. However, during the last several quarters, institutional investors have begun to refocus on traditional sectors, including the oil and gas industry, for investment opportunities.

Foreign exploration and production companies are also influencing the Canadian oil and gas industry with American companies acquiring Canadian companies and assets in order to build long-term natural gas supplies to the United States. This trend may continue to influence valuation of Canadian assets.

In addition, there is a continuing tight supply and demand balance in particular for natural gas. Reduced drilling activity and high decline rates have resulted in the tightening of natural gas supply and demand in North America. Crude oil is influenced by the global economy, OPEC's ability to adjust supply to world demand and various other influences in the Middle East. Recent instability in the Middle East has also influenced the price of crude oil.

The Canadian/U.S. exchange rate also influences commodity prices for Canadian producers as there is a high correlation between Canadian and U.S. oil and natural gas prices.

Principal Properties

Bow Valley operates in two primary areas - the U.K. and western Canada, and the Corporation has a residual carried interest in a project in Iran as well as exploration acreage in France. Currently, the Corporation's major focus is on its properties in the U.K. and western Canada. Bow Valley is engaged in a full-cycle exploration and production program that entails land acquisition, seismic purchase and interpretation, drilling, facilities and pipeline construction, and the production of oil and natural gas. A balanced approach between higher risk exploration, lower risk development and property acquisition characterizes Bow Valley's business plan.

United Kingdom

North Sea

Bow Valley has an equity interest in one producing field, Kyle, and five non-producing fields, Blane, Chestnut, Enoch, Ettrick and J1 in the North Sea. All of the non-producing fields have discovered reserves that are awaiting commercial development. Exploration in the North Sea will continue to be a major focus for the Corporation in the future. Bow Valley participated in acquiring three exploration blocks offered in the 20th licensing round in the U.K. sector of the North Sea.

During the second quarter of 2002, the Corporation acquired an additional 1.79% interest in the Kyle field for a purchase price of US$1.7 (Cdn$2.7) million. This acquisition increased Bow Valley's interest in the field to 14.29%. The Corporation also participated in the drilling of a fourth development well at Kyle during the quarter. This well, Kyle 29/2c-15, has been successfully completed in the Cretaceous chalk oil reservoir and is expected to be tied in and on production by the end of July.

Operations at Kyle during the second quarter were impacted by a blockage in the export gas pipeline downstream of the Curlew floating production, storage and offloading facility ("FPSO"). As a result of this blockage, oil production from Kyle was restricted for most of the quarter in order to satisfy gas flaring restrictions that remained in effect. The Corporation expects to report negative cash flow and a loss from operations during the three months ended June 30, 2002. Nominal oil and gas sales were realized during the second quarter of 2002 while the Corporation continued to incur expenses associated with the fixed costs of the FPSO and general and administrative costs. Bow Valley may be charged additional operating expenses of $1.5 - $2.0 million for its share of the costs to repair the gas export line. The Corporation intends to pursue opportunities to recover its share of such costs.

Repairs to the export pipeline have now been completed and export gas sales re-commenced on July 3, 2002. Production from Kyle in the first week of July was approximately 10,100 (1,440 net) bop/d and 7 (1.0 net) mmcf/d of natural gas. Theses volumes are expected to increase as gas exports from Kyle continue to be ramped up by the pipeline operator (Shell) and as production from the Kyle 29/2c-15 well is brought on stream at the end of July.

Wessex

The Corporation has an interest in 150,976 (63,949 net) acres in the onshore Wessex Basin, located on the south coast of England. Bow Valley is the operator of three exploration licenses with several untested geological structures. The three licenses lie westward and updip from the Wytch Farm oilfield, which has recoverable reserves of approximately 430 mmbls of oil and is the largest oilfield in onshore Europe.

During the second quarter of 2002, the Corporation completed construction of the well site for the West Compton-1 exploration well. Bow Valley is the operator of this well with a working interest of 45%. Conductor pipe has now been set and drilling operations are expected to commence at the end of July 2002. This well is expected to take about one month to reach targeted depths.

France

Bow Valley owns an interest in 400,000 (284,000 net) acres of exploration licenses in the northern portion of the Paris Basin, onshore France. The acreage is in the preliminary exploration phase of seismic reprocessing and interpretation. The Paris Basin is a proven oil basin with several producing oilfields in the vicinity of the Bow Valley land position.

Iran

Bow Valley is a participant in a buy-back contract with the National Iranian Oil Company to procure, construct and install two offshore platforms on the Balal oilfield. The contract also includes drilling the development wells necessary to produce the field. Bow Valley invested $1.3 million on this project before farming out the remainder of its financial obligations in the project to a third party. Remuneration payments are expected to commence in 2003.

Western Canada

Bow Valley commenced an exploration and production program in western Canada in 2001. These operations are concentrated on finding natural gas in the Peace River Arch area of northern Alberta and northeastern British Columbia, an area that contains the potential for finding large reserves with high deliverability. The Corporation is building an inventory of exploration prospects and plans to drill 8-12 wells during 2002. The Corporation recently cased two exploration wells as potential gas wells and production results are pending completion.

Oil and Gas Reserves

Information pertaining to Bow Valley's proved and probable oil and gas reserves as at December 31, 2001, as evaluated by independent reservoir engineers, Adams Pearson Associates Inc. ("APA"), and a reconciliation of changes to proved reserves occurring during 2001 are as follows:

Reserves(1) Summary and Estimated Future Net Cash Flow
As at December 31, 2001
(Based on escalating prices and cost assumptions)(7)

	Oil	Gas	Future Net Cash Flow(6) (Cdn $ millions discounted)(9)(10)			
	(mbbls)	(bcf)	0%	10%	15%	20%
Proved Reserves(2)						
Developed(3)	1,310	9.34	17.49	15.73	14.96	14.27
Undeveloped(4)	870	0.54	4.20	1.92	1.14	0.52
Total Proved	2,180	9.88	21.69	17.65	16.10	14.79
Probable(5) – Unrisked	10,990	16.08	142.92	91.68	74.06	60.05
Total Proved Plus Probable	13,170	25.96	164.61	109.33	90.16	74.84
Less Probable Risked - 50%	5,495	8.04	71.46	45.84	37.03	30.03
Total Proved Plus Probable Risked	7,675	17.92	93.15	63.49	53.13	44.81

Reserves(1) Summary and Estimated Future Net Cash Flow
As at December 31, 2001
(Based on constant prices and cost assumptions)(8)

	Oil	Gas	Future Net Cash Flow(6) (Cdn $ millions discounted)(9)(10)			
	(mbbls)	(bcf)	0%	10%	15%	20%
Proved Reserves(2)						
Developed(3)	1,310	9.34	19.87	17.21	16.11	15.13
Undeveloped(4)	870	0.54	4.39	2.01	1.19	0.55
Total Proved	2,180	9.88	24.26	19.22	17.30	15.68
Probable(5) – Unrisked	10,990	16.08	163.98	104.82	84.64	68.66
Total Proved Plus Probable	13,170	25.96	188.24	124.04	101.94	84.34
Less Probable Risked - 50%	5,495	8.04	81.99	52.41	42.32	34.33
Total Proved Plus Probable Risked	7,675	17.92	106.25	71.63	59.62	50.01

Notes:

(1) "Reserves" are volumes of hydrocarbons and associated substances estimated to be commercially recoverable from known accumulations from a given date forward by known technology under specified

economic conditions and government regulations. Specified economic conditions may be current economic conditions in the case of constant price and uninflated cost forecasts (as required by many financial regulatory authorities) or they may be reasonably anticipated economic conditions in the case of escalated price and inflated cost forecasts. Bow Valley's reserves include its 50% share of reserves of Croft and all directly owned reserves. All of Bow Valley's reserves are located in the UKCS.

(2) "Proved Reserves" are reserves that can be estimated with a reasonable certainty on the basis of an analysis of drilling, geological, geophysical and engineering data. Reasonable certainty has been generally considered for the purposes of reserve classification in that there is 80 to 90% confidence that at least these reserves will be produced, i.e. there is only a 10 to 20% probability that less than these reserves will be recovered. In general reserves are considered proven, only if supported by actual production or formation testing. In certain instances, proved reserves may be assigned on the basis of log and/or core analysis if analogous reservoirs are known to be economically productive. Proved reserves are also assigned for enhanced recovery processes which have been demonstrated to be economically and technically successful in the reservoir either by pilot testing or by analogy to installed projects in analogous reservoirs.

(3) "Proved Developed Reserves" are those proved reserves that are expected to be recovered from existing wells and installed facilities, or, if facilities have not been installed, that would involve a low expenditure (compared to drilling a well) to put the reserves on production. Proved developed reserves are categorized into producing and non producing.

(4) "Proved Undeveloped Reserves" are those reserves expected to be recovered from known accumulations after a significant capital expenditure (compared to the cost of drilling a well) renders them capable of production. These reserves may be assigned to new wells, major recompletions or major facility expenditures.

(5) "Probable Reserves" are quantities of recoverable hydrocarbons estimated on the basis of engineering and geological data that are similar to those used for proved reserves but lack, for various reasons, the certainty required to classify the reserves proven. Probable reserves are less certain to be recovered than proved reserves which means for purposes of reserves classification that there is 40 to 50% confidence that more than these reserves will be recovered, i.e. there is a 50 to 60% probability that less than these reserves will be recovered. These include reserves that would be recoverable if a more efficient recovery mechanism develops than was assumed in estimating proved reserves; reserves that depend on successful workover or mechanical changes for recovery; reserves that require infill drilling and reserves from an enhanced recovery process which has yet to be established and pilot tested but appears to have favourable conditions for successful application.

(6) The future net cash flows reported in the above two tables are not indicative of the fair market value of the reserves which can fluctuate significantly depending upon future economic and operating conditions and the capability of the Corporation to finance its operations.

(7) The escalating price assumptions table is based on the APA price forecast and escalating over the life of the reserves. An excerpt of the escalating price forecast from the APA Report appears below:

Year	Brent US$/bbl	U.K. Gas Price $/Cdn/mmbtu	USD/CDN Exchange
2002	20.40	4.72	1.59
2003	20.77	4.23	1.56
2004	21.04	3.75	1.54
2005	20.42	3.60	1.52
2006	20.25	3.51	1.49
2007	20.32	3.52	1.49
2008	20.50	3.55	1.49
2009	20.75	3.58	1.49
2010	21.03	3.63	1.49
2011	21.32	3.68	1.49

(8) The constant price assumptions table is based on the following prices and held constant over the life of the reserves: North Sea Brent US$19.29/bbl; U.K. gas price - $4.97/mmbtu; USD/CDN exchange rate 1.59.

(9) The APA Report estimates that capital expenditures ($Canadian) to be incurred in 2002 to 2011 and in total, net to the Corporation, necessary to achieve the estimated net present worth values from proved plus probable reserves are as follows:

Escalating Price Assumptions $Cdn millions		Constant Price Assumptions $Cdn millions	
2002	16.77	2002	16.77
2003	63.12	2003	63.16
2004	28.49	2004	28.52
2005	23.12	2005	23.15
2006	-	2006	-
2007	-	2007	-
2008	-	2008	-
2009	-	2009	-
2010	-	2010	-
2011	-	2011	-
	131.50		131.60

(10) Before tax

Reconciliation of Proved Reserves

	Oil (Escalating Prices)		Oil (Constant Prices)		Gas (Escalated and Constant Prices)	
	Gross[(1)] (mbbls)	Net[(2)] (mbbls)	Gross[(1)] (mbbls)	Net[(2)] (mbbls)	Gross[(1)] (bcf)	Net[(2)] (bcf)
January 1, 2001	3,812	3,812	3,812	3,812	4.42	4.42
Additions	-	-	-	-	-	-
Dispositions	(1,185)	(1,185)	(1,185)	(1,185)	-	-
Revisions	90	90	90	90	6.46	6.46
Production	(537)	(537)	(537)	(537)	(1.00)	(1.00)
December 31, 2001	2,180	2,180	2,180	2,180	9.88	9.88

Notes:

(1) "Gross Reserves" are those reserves accruing to Bow Valley before deduction of all royalties and after deduction of interests owned by others.

(2) "Net Reserves" are those reserves accruing to Bow Valley after deduction of all royalties and interests owned by others.

Oil and Natural Gas Wells

As at December 31, 2001, all of Bow Valley's interests in producing wells and wells capable of production are located in the UKCS and are held directly and through its 50% interest in Croft. The Corporation owns interests in three gross (0.375 net) oil wells which also produce solution gas.

Developed and Undeveloped Acreage

A summary of Bow Valley's international and domestic land holdings at December 31, 2001 is provided in the following table:

Land Holdings (acres)
As at December 31, 2001

Region	Undeveloped Gross	Undeveloped Net	Developed Gross	Developed Net
International				
U.K. offshore	121,644	11,316	13,912	1,739
U.K. onshore	150,976	63,949	-	-
France	600,000	486,077	-	-
Total international	872,620	561,342	13,912	1,739
Total domestic	9,600	9,600	-	-
Grand total	882,220	570,942	13,912	1,739

Drilling History

In 2001, Bow Valley participated in the drilling of one (0.125 net) successful oil wells in the Kyle field located in the UKCS. The Corporation participated in one (0.125 net) oil well at Kyle in 2000.

Historical Quarterly Information

The following is a summary of the Corporation's average daily production volume, product netbacks and capital expenditures on a quarterly basis for 2001 and 2000.

	2001				2000			
	Three months ended				Three months ended			
	Mar 31	June 30	Sept 30	Dec 31	Mar 31	June 30	Sept 30	Dec 31
Average daily production volume								
Crude oil (bopd)[1]	156	2,140	2,138	1,431	164	514	1,491	486
Natural gas (mmcf/d)	-	3.65	3.59	3.64	-	-	-	-
Crude Oil ($/bbl)								
Average price received	32.24	48.35	44.93	43.00	34.48	42.46	44.74	48.43
Royalties	-	-	-	-	-	-	-	-
Operating expenses	12.05	7.05	7.50	12.57	25.98	23.52	23.47	26.31
Netback	20.19	41.30	37.43	30.43	8.50	18.94	21.27	22.13
Natural Gas ($/mcf)								
Average price received	-	2.34	2.61	3.43	-	-	-	-
Royalties	-	-	-	-	-	-	-	-
Operating expenses	-	1.17	1.25	1.92	-	-	-	-
Netback	-	1.16	1.37	1.51	-	-	-	-
Capital Expenditures ($)								
Acquisitions								
Exploration								
United Kingdom	586,448	446,102	115,301	545,675	586,878	649,748	745,885	652,640
France	202,733	20,781	77,350	124,719	26,568	6,465	10,831	27,023
Canada	-	441,582	40,001	384,339	-	-	-	-
Development								
United Kingdom	1,323,628	1,426,738	2,949,364	3,767,731	374,936	209,678	4,832,122	5,757,897
Other	-	40,805	17,573	108,122	-	-	-	-

Note:

(1) Represents actual sales volumes which are shipped via tanker to an on-shore terminal. Sales volumes may differ materially from actual produced volumes on a quarterly basis due to the infrequency and irregular timing of the tanker liftings.

Exploration and Development

Bow Valley has budgeted a total of $22 million towards its 2002 capital spending program. A total of $12 million has been allocated to operations in the United Kingdom, including the drilling of one (0.125 net) offshore development well at Kyle, and one (0.45 net) onshore exploration well located in the Wessex Basin. Bow Valley has also allocated $10 million towards an exploration program in western Canada. The Canadian budget includes $2 million for land and seismic, $7 million for drilling and $1 million for tie-ins and facilities.

Employees

As at December 31, 2001, Bow Valley employed 11 persons on a full-time basis. Croft does not have any employees since it is managed by Roc Oil (UK) Limited. As part of its business, Bow Valley retains the services of consultants, as required, on an ongoing basis.

RISK FACTORS

Competition

The Corporation faces strong competition relating to the exploration for and development of new oil and natural gas reserves. The Corporation actively competes with a substantial number of other companies, many of whom have significantly greater financial and other resources than the Corporation, for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel. The Corporation's competitors include various state oil companies, major integrated oil and natural gas companies, numerous other independent oil and natural gas companies, and individual producers and operators.

Industry Conditions and Regulations

The international petroleum industry is competitive in all of its phases. The Corporation will compete with numerous other participants for the acquisition of oil and natural gas properties and drilling rights and in the marketing of oil and natural gas. The Corporation's competitors will include oil companies which have greater financial resources, staff and facilities than those of the Corporation.

Prices received for oil and gas production are subject to market fluctuations and the prices received will directly affect the profitability of oil or gas reserves which may be developed by the Corporation. Marketing contracts may in some cases be negotiated with companies whose control of refining, transportation or storage facilities may place the Corporation at a competitive disadvantage, resulting in lower than world market prices for its production. In some jurisdictions, the Corporation may be required to provide a portion of its oil and gas production for local or national consumption. Such production may attract negotiated prices which are below world market prices.

The international oil and gas industry is subject to extensive controls and regulations imposed by governments in the various jurisdictions in which the Corporation may acquire assets. Legislation may be changed or augmented or amendments may be enacted. The Corporation is unable to predict changes to the legislation and their effect on its oil and gas exploration and production activities. Operations may be affected from time to time by political and ecological developments which may result in restrictions on production, price controls, tax increases, expropriation of property, pollution controls and changes in conditions under which oil and natural gas may be exported from the country of production.

Foreign Operations

At the present time, the Corporation's oil and natural gas producing operations and assets are primarily related to foreign operations. As a result, the Corporation is subject to political, economic and other uncertainties, including, but not limited to, changes, sometimes frequent or marked, in energy policies or the personnel administering them, nationalization, expropriation of property, cancellation or modification of contractual rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of foreign government sovereignty over the areas in which the Corporation's operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrection.

In the event of a dispute arising in connection with its foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in other such jurisdictions. The Corporation may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Corporation's foreign exploration, development and production activities could be substantially affected by factors beyond the Corporation's control, any of which could have a material adverse effect on the Corporation.

Environmental Factors

The oil and natural gas industry is subject to extensive and varying environmental regulations in each of the jurisdictions in which the Corporation may operate. Environmental regulations establish standards respecting health, safety and environmental matters and place restrictions and prohibitions on emissions of various substances produced concurrently with oil and natural gas and can impact on the selection of drilling sites and facilities locations, potentially resulting in increased capital expenditures. In addition, environmental legislation may require that wells and production facilities be abandoned and the sites reclaimed to the satisfaction of local authorities. In addition, applicable laws and regulations establish penalties and other sanctions for violation of such applicable laws, regulations and standards. The Corporation is committed to meeting its responsibility to comply with environmental and operating legislation wherever it operates.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Class A, Class B and Class C Common Shares and an unlimited number of Class D, Class E and Class F Preferred Shares, issuable in series. As of July 2, 2002, the Corporation had 46,916,937 Common Shares issued and outstanding as fully paid and non-assessable. Holders of Class A Common Shares are entitled to one vote for each Class A Common Share held.

To date, Bow Valley has not paid any dividends on its Common Shares. The future payment of dividends will be dependent upon the financial requirements of the Corporation to fund future growth, the financial condition of the Corporation and other factors which the Board of Directors of the Corporation may consider appropriate in the circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis should be read in conjunction with the consolidated financial statements and notes contained in Appendix "B". Certain statements throughout this report are forward-looking statements which are based on information currently available. Actual results may vary from the estimates and the variations may be significant. Where amounts are expressed on a boe basis, gas volumes have been converted to barrels of oil at 6 mcf per bbl (6 mcf = 1 boe). This conversion ratio approximates the relative energy content between natural gas and oil.

For the Three Months Ended March 31, 2002 and 2001

Revenues

Bow Valley's revenues for the first quarter of 2002 amounted to $5.1 million, compared to $0.5 million for the equivalent period in 2001. This increase in revenue is the result of higher production volumes from the Kyle field. Crude oil prices averaged $30.98 per barrel, approximately four percent lower than the $32.26 per barrel received during the first three months of 2001.

Cash Flow and Net Income (Loss)

Bow Valley reported net income of $0.6 million ($0.01/share diluted) for the 2002 reporting period compared to income of $0.06 million ($0.00/share diluted) for the same period in 2001. Cash flow from operations amounted to $2.6 million ($0.06/share diluted) for the quarter ended March 31, 2002 compared to $0.1 million ($0.00/share) for the same period in 2001.

Operating Costs

Operating expenses for the three months amounted to $1.58 million compared with $0.17 million for the same period in 2001. The higher operating costs on an overall basis result from the added production at Kyle. Operating costs on a barrel of oil equivalent basis improved to $9.59 per boe in the current year versus $12.05 per boe a year before.

Capital Expenditures

Capital expenditures for the three months ended March 31, 2002 were $2.35 million. Canadian capital expenditures totalled $1.45 million while $0.90 million was invested in activities in the United Kingdom.

Income Taxes

Bow Valley is not currently taxable on its operations in the North Sea or Canada. In April 2002, three budget changes were announced affecting U.K. North Sea taxation:

1. A supplementary charge of 10 percent from April 17, 2002 on profits from U.K. North Sea oil and gas production in addition to the current 30% corporation tax.
2. First year capital allowances increased from 25% to 100% on North Sea expenditures.
3. Royalties are to be abolished from a future date.

Tax Pools

Based on current loss carryforward tax pools in the United Kingdom, planned capital expenditures and the increased capital allowance, the Corporation does not expect to be taxable through the end of 2003. The long term impact is more uncertain as it is dependent on future investment decisions and the prevailing price environment. The elimination of royalties will not have an affect on the Corporation as it is not subject to any royalties payable to the government on any of its current properties.

Liquidity and Capital Resources

During the quarter, the remaining $0.5 million debenture was fully repaid. At March 31, 2002, the Corporation was debt free with a working capital balance of $10 million.

Shares

On February 28, 2002, one million Common Shares were issued on the conversion of one million warrants for gross proceeds of $0.5 million. During the quarter, 0.16 million options were exercised for total consideration of $0.09 million.

General and Administrative Costs

General and administrative costs ("G&A") increased to $0.84 million from $0.20 million in 2001. The increase reflects the added costs of staffing an office capable of executing an expanded growth strategy. 2002 G&A expenses include a one-time charge of $0.4 million.

Bow Valley initiated several cost cutting measures to streamline operations and gain more direct control of finance, operations and reporting functions. The Corporation introduced a new accounting system. The use of consultants has been largely eliminated with direct reporting and accountability being transferred to new staff. Certain redundant functions between the Calgary and U.K. offices have been eliminated. These streamlined administrative functions should save the Corporation approximately $750,000 per year and improve internal controls.

For the Years Ended December 31, 2001 and 2000

Revenues

Petroleum and natural gas revenues increased by 126% to $24.4 million in 2001 compared to $10.8 million in 2000. The revenue increase reflects a 189% increase in production which averaged 1,927 boe per day in 2001, consisting of 1,472 bbls per day of oil and 2.7 mmcf per day of natural gas versus 667 bbls per day in the prior year. The increase in production is due to the commencement of commercial production from the Kyle field in April 2001. In 2000, the majority of oil volumes was produced from Kyle during an extended well test.

Revenue increases from production were offset by crude oil prices, which declined to $40.16 per bbl in 2001 from $44.86 per bbl in 2000. Bow Valley received an average natural gas price of $2.80 per mcf in 2001. The Corporation had no gas sales in 2000.

Bow Valley did not engage in any hedging activities during 2000 or 2001.

Gross Revenue

($000s)	2001		2000		1999	
	Gross Revenue	%	Gross Revenue	%	Gross Revenue	%
Oil Sales	21,577	89	10,797	100.0	1,520	100.0
Natural Gas Sales	2,788	11	-	-	-	-
Petroleum and natural gas revenue	24,365	100	10,797	100.0	1,520	100.0
Average Prices						
Oil - $/bbl	40.16		44.86		25.24	
Natural gas - $/mcf	2.80		-		-	
Equivalent barrels - $/boe						
6:1	34.64		44.86		25.24	
10:1	38.25		44.86		25.24	
Average Benchmark Prices						
Oil: WTI Cushing - $US/bbl	25.90		30.20		19.24	
Brent - $US/bbl	24.42		28.40		17.86	
$US/$Cdn exchange rate	0.646		0.673		0.673	

Royalties

Bow Valley is not subject to any royalties payable to the Crown on revenue earned in the U.K. Therefore, no royalties were paid during 2001 or 2000.

Operating Costs

Total operating costs increased marginally to $6.1 million in 2001 despite a 189% increase in production. On a boe basis, operating costs improved to $8.70 from $24.15 in 2000. The reduction is due to the Kyle field being produced through a stationed FPSO in 2001. In 2000, an extended well test was conducted from temporary facilities. Operating costs will continue to fluctuate inversely to production levels as most of the costs to operate the Kyle field relate to the FPSO and are fixed in nature.

General and Administrative Costs

G&A decreased to $1.84 per boe in 2001 versus $2.62 per boe in 2000. On a gross basis, G&A was $1.3 million in 2001, including $0.25 million of one-time charges, compared to $0.6 million in 2000. The majority of the increase is attributable to expanded management and additional technical staff related to the pursuit of exploration opportunities in western Canada and the Corporation's international exploration and development program.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization increased to $7.7 million ($10.93 per boe) in 2001 compared to $2.0 million ($8.15 per boe) in 2000. The increase is due to higher production volumes in 2001 as well as changes to future capital assumptions in the independent engineering report. The Corporation also recorded a ceiling test write-down of $24.2 million in 2001. This brings the carrying value of the properties in line with the future cash flow expected from proved reserves as estimated by the Corporation's independent engineers. The ceiling test write-down also includes a reduction of $3.8 million in the carrying value of the Corporation's unproved properties.

Depletion, Depreciation and Site Restoration

($000s)	2001	2000	1999
Depletion and depreciation	7,689	1,984	309
Ceiling test write-down	24,198	-	-
Provision for site restoration	642	-	-
Total	32,529	1,984	309
Depletion rate per boe - $/boe	46.25	8.15	5.13

Interest Expense

Bow Valley recorded $0.44 million of interest expense in 2001 compared to $0.08 million in 2000. In addition, the Corporation capitalized $0.52 million of interest charges in 2001 (2000 - $0.50 million) relating to the pre-production development of the Kyle field. Bow Valley maintained a larger outstanding average loan balance during 2001, resulting in higher interest charges than the prior year. The higher outstanding loan balance is attributable to capital spent on a second well and subsea tie-in at Kyle during the last quarter of 2000 and first quarter of 2001.

Income Taxes

In the U.K., the Corporation paid $10,732 of current income taxes related to a retroactive adjustment during 2001. Bow Valley had $14.7 million of tax losses to apply against future income in the U.K. A valuation allowance of $2.8 million was applied to the full amount of the future income tax assets for this geographical segment.

In Canada, the Corporation had no taxable income and did not pay any tax during the year. Bow Valley had $5.7 million of non-capital losses at December 31, 2001 to apply against future income. A valuation allowance of $3.8 million was applied to the full amount of the future income tax assets in Canada.

Bow Valley issued $6.23 million of flow-through shares in 2001. The Corporation renounced $0.15 million of flow-through expenditures during the year and is obligated to incur and renounce an additional $6.1 million of exploration and development expenditures in 2002.

Tax Pools

January 1, 2002	$ Millions	Rate of Claim %
Canada		
Non-capital losses	5.7	100
Canadian exploration expenses	0.3	100
Canadian oil and gas property expenses	0.4	10
Undepreciated capital costs	0.2	20-100
Foreign exploration and development expenses	3.0	10
Other	0.4	20
Total Canadian tax pools	10.0	
U.K.		
Loss carryforwards	14.7	100
Mineral extraction allowances	11.0	25
Capital allowances (plant and machinery)	7.1	25
Total U.K. tax pools	32.8	-

Cash Flow and Net Income (Loss)

Bow Valley reported record cash flow of $16.6 million during 2001, more than triple the $5.0 million recorded in 2000. The substantial improvement is due to higher oil and natural gas production volumes and lower operating costs. On a per share basis, cash flow improved to $0.42 per share in 2001 ($0.40 per share diluted), compared to $0.15 per share ($0.15 per share diluted) in 2000. On a unit-of-production basis, cash flow improved from $19.28 per boe in 2000 to $23.66 per boe in 2001, due mainly to lower operating costs.

Bow Valley incurred a net loss of $15.9 million ($0.40 per share basic and diluted) for 2001, versus net income of $2.7 million ($0.08 per share basic and diluted) a year earlier. The net loss for 2001 is attributable to a ceiling test write-down of $24.2 million.

Liquidity and Capital Resources

Bow Valley financed net capital expenditures of $12.6 million through a combination of cash flow ($16.6 million) and disposition of a minor property ($3.3 million). The excess net proceeds from cash flow and dispositions were applied to reduction of debt. At year-end 2001, the Corporation had $9.65 million of working capital, $0.5 million of long-term debt relating to an 8% debenture repayable in June 2003, and an undrawn credit facility of US$7.8 million.

Shares

The Common Shares of Bow Valley trade on the TSX under the symbol "BVX". The total number of shares outstanding at December 31, 2001 was 45,449,971, an 18.8% increase over the 38,268,803 shares outstanding at the previous year-end. During the year, 1,105,468 shares were issued through the exercise of stock options for total proceeds of $996,448 (average $0.90 per share); 2,000,000 shares were issued on the conversion of warrants for proceeds of $1,000,000 ($0.50 per share); and 4,075,700 shares were issued during the year as part of two private placements for total proceeds of $7,011,425 ($1.72 per share).

Common Share Trading (TSX - BVX)

Years Ended December 31	**2001**	**2000**	**1999**
Trading volume (000s)	16,145	9,890	6,556
As a % of average shares outstanding	41%	29%	24%
Daily average	64,839	39,719	26,329
Trading value ($ millions)	22.1	7.1	3.5
Share price ($/share)			
High	1.85	1.22	0.95
Low	0.81	0.31	0.28
Weighted, average	1.37	0.72	0.54
Market capitalization			
Shares outstanding (000s)	45,450	38,269	29,936
Year-end share price ($/share)	1.39	0.90	0.375
Total ($ millions)	63.2	34.4	11.2

For the Years Ended December 31, 2000 and 1999

Revenues

Bow Valley's operating revenues reflect its working interest in the Kyle extended well test production for 2000 and 50 percent share of production from Claymore and Blenheim for 2000 and 1999. Average daily production amounted to 667 barrels of crude oil in 2000 compared with 165 barrels per day in 1999 with the increase reflecting production from the Kyle well. Average realized crude oil price rose by 74 percent to $44.86 per barrel from $25.77 per barrel reflecting the continued high oil prices during the year. As a result, operating revenues were $10,797,000 for 2000 as compared to $1,520,000 for 1999. This increase in operating revenues was the direct result of the extended well test production from Kyle with higher prices also contributing. Interest and other income increased to $493,000 from $195,000 in 1999. The increase in interest and other income is attributable to the favourable resolution of certain legal and contractual matters.

Royalties

Bow Valley is not subject to any royalties payable to the Crown on revenue earned in the U.K. Therefore, no royalties were paid during 2000 or 1999.

Operating Costs

Operating expenses relating to producing fields increased to $5,880,000 for 2000 as compared to $1,018,000 for 1999. This increase in operating expenses is directly the result of production costs relating to the Kyle extended well test.

General and Administrative Costs

G&A expense was $638,000 in 2000 as compared to $1,286,000 in 1999. This decrease is mainly due to the full year effect of closing the Guildford, U.K. office in 1999. Day-to-day operating management of the Corporation's U.K. assets is being carried out by contract personnel.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense for 2000 rose to $1,984,000 from $309,000 in 1999. The increase of $1,675,000 reflects the additional production volumes. There was no provision for site restoration in 2000 as this provision was fully reflected in 1998.

Interest Expense

Bow Valley recorded $77,000 of interest expense in 2000 compared to nil in 1999. In addition, the Corporation capitalized $496,800 of interest charges in 2000 ($204,000 in 1999) relating to the pre-production development of the Kyle field. Bow Valley maintained a larger outstanding average loan balance during 2000, resulting in higher interest charges than the prior year. The higher outstanding loan balance is attributable to capital spent on the development of Kyle during the last quarter of 2000.

Income Taxes

The Corporation had no taxable income and did not pay any tax in 2000 or 1999 in either Canada or the U.K. Bow Valley had $21.4 million of tax losses to apply against future income in the U.K.

In Canada, Bow Valley had $4.3 million of non-capital losses at December 31, 2000 to apply against future income.

Tax Pools

January 1, 2001	$ Millions	Rate of Claim %
Canada		
Non-capital losses	4.3	100
Canadian exploration expenses	0.0	100
Canadian oil and gas property expenses	0.0	10
Undepreciated capital costs	0.9	20-100
Foreign exploration and development expenses	3.3	10
Other	0.6	20
Total Canadian tax pools	9.1	
U.K.		
Loss carryforwards	21.4	100
Mineral extraction allowances	9.5	25
Capital allowances (plant and machinery)	6.6	25
Total U.K. tax pools	37.5	-

Cash Flow and Net Income (Loss)

Cash flow from operations was $4,997,000 ($0.14 per share) for 2000 as compared to a deficiency of $341,000 in 1999.

Bow Valley recorded a net income of $2,688,000 in 2000 compared to a loss of $898,000 in 1999.

Liquidity and Capital Resources

During 2000, Bow Valley incurred capital expenditures, including expenditures on Balal, of approximately $13.9 million. In June 2000, a three year debenture financing with warrants was completed, raising gross proceeds of $1.5 million. The debenture carries an 8% interest rate, payable monthly. The 3,000,000 warrants are exercisable into 3,000,000 Class A Common Shares at $0.50 per share. In July 2000, the Corporation completed a rights offering to the shareholders, realizing net proceeds in excess of $3.7 million. In October 2000, BVUK entered into a US$15 million facility with the Bank of Scotland for the primary purpose of funding the development of its various projects in the United Kingdom North Sea. The term of the facility is to the end of 2004. At December 31, 2000, Bow Valley had cash resources of approximately $3,334,000 and long term debt of approximately $8,997,000.

Shares

The total number of Common Shares outstanding at December 31, 2000 was 38,268,803, a 28% increase over the 29,935,639 shares outstanding at the previous year end. A total of 7,607,867 shares were issued during 2000 pursuant to a rights offering at $0.50 per share. A further 725,297 shares were issued to certain officers during the year in lieu of salary.

MARKET FOR SECURITIES

The outstanding Common Shares of Bow Valley are listed for trading on the TSX under the symbol "BVX". The volume of trading and price ranges of the Common Shares on the TSX are set forth in the following table for the periods indicated:

Period	High	Low	Volume
2000			
First Quarter	0.70	0.31	1,697,115
Second Quarter	0.62	0.35	1,788,775
Third Quarter	1.22	0.41	3,911,464
Fourth Quarter	1.19	0.81	2,492,633
2001			
First Quarter	1.12	0.81	1,578,005
Second Quarter	1.57	0.95	3,253,884
Third Quarter	1.85	1.01	3,970,122
Fourth Quarter	1.70	1.20	7,343,200
2002			
January	1.48	1.33	1,051,000
February	1.40	1.19	1,259,425
March	1.60	1.30	4,334,128
April	1.65	1.41	2,297,791
May	1.67	1.26	1,807,773
June	1.70	1.43	1,062,750
July (1-23)	1.59	1.35	596,750

The closing price of the Common Shares on the TSX on July 23, 2002 was $1.35.

DIRECTORS AND OFFICERS

The name, municipality of residence, position held with Bow Valley and principal occupation of each of the directors and executive officers as of July 12, 2002 and during the last five years are set forth below:

Directors

Name and Municipality of Residence	Director Since	Principal Occupation During the Last Five Years	Number of Common Shares Beneficially Owned or Controlled
Daryl K. Seaman[(1)] Calgary, Alberta	July 17, 1996	President, Dox Investments Inc. (a private holding company)	6,574,739
George Y. Tooley Montreal, Quebec	May 23, 2002	Vice President, Petrovest Group (a private investment company)	200,000

Name and Municipality of Residence	Director Since	Principal Occupation During the Last Five Years	Number of Common Shares Beneficially Owned or Controlled
C. Kent Jespersen(1)(2) Calgary, Alberta	May 29, 1998	Chairman and Chief Executive Officer of La Jolla Resources International Ltd. (a private investment and international consulting company); prior to July 1998, Senior Vice President of NOVA Corporation and President of NOVA Gas International Ltd.	262,980
Robert G. Moffat Calgary, Alberta	February 5, 2002	President and Chief Executive Officer of the Corporation; prior to July 2001, President and Chief Executive Officer of Courage Energy Inc.	700,000
Kenneth R. Stiles(2) Calgary, Alberta	September 12, 2001	Director, Echo Glen Consulting Ltd. (a private consulting company); prior thereto, Executive Vice-President and Secretary, Dox Investments Inc. (a private holding company)	300,000

Notes:

(1) Member of the Compensation and Corporate Governance Committee.
(2) Member of the Audit Committee and Reserves Audit Committee.
(3) The Corporation does not have an Executive Committee.

Officers

Name and Municipality of Residence	Principal Occupation During the Last Five Years	Number of Common Shares Beneficially Owned or Controlled
Robert G. Moffat Calgary, Alberta	President and Chief Executive Officer of the Corporation since February 2002; prior thereto, President and Chief Operating Officer of the Corporation since September 2001; prior to July 2001, President and Chief Executive Officer of Courage Energy Inc.	700,000
John W. Essex Calgary, Alberta	Vice President, Operations since September 2001; prior to July 2001, Vice President Operations, Courage Energy Inc.; prior to June 2000, independent petroleum consultant; prior to March 1999, Vice President Operations of Dominion Energy Canada Ltd. (successor to Archer Resources Ltd.)	120,000
David A. Fleming Calgary, Alberta	Vice President, International of the Corporation and Managing Director of Bow Valley Petroleum (U.K.) Limited; prior to November 16, 2000, General Manager of the Corporation; prior to July 1997, international consultant	313,980

Name and Municipality of Residence	Principal Occupation During the Last Five Years	Number of Common Shares Beneficially Owned or Controlled
Janine R. Rossos Calgary, Alberta	Vice President, Exploration of the Corporation since September 2001; prior to July 2001, Vice President Exploration, Courage Energy Inc.	126,000
C. Dean Setoguchi Calgary, Alberta	Vice President, Finance of the Corporation since October 2001; prior to July 2001, Vice President Finance, Courage Energy Inc; prior to August 2000, Vice President Finance and Chief Financial Officer of Torex Resources Inc.	120,000
R. J. (Bob) Engbloom Calgary, Alberta	Corporate Secretary of the Corporation and partner of Macleod Dixon LLP; prior to March 1999, partner of MacKimmie Matthews	8,000

The term of office of each director expires at the end of the next annual meeting following their appointment.

As of July 12, 2002, the directors and executive officers as a group owned beneficially, directly or indirectly, or exercised control or direction over an aggregate of 8,725,699 Common Shares representing approximately 18.55% of the presently issued and outstanding Common Shares of the Corporation.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Executive Officers

The following table sets forth information concerning the total compensation received by the executive officers of the Corporation (the "Named Executive Officers") for the year ended December 31, 2001, whose total salary and bonus exceeded $100,000:

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted	
Walter DeBoni[1] Chief Executive Officer, Vice Chairman and Director	2001 2000 1999	175,000 177,910 [5][6] 144,253[7]	Nil Nil Nil	Nil Nil Nil	400,000 200,000 150,000	Nil [8] Nil [8] Nil [8]
Robert G. Moffat [2] President and Chief Operating Officer	2001	49,583	Nil	Nil	550,000	Nil [8]
John W. Essex [3] Vice President, Operations	2001	40,276	Nil	Nil	250,000	Nil [8]
David A. Fleming Vice President, International	2001 2000 1999	151,667 140,759[5][6] 86,237[7]	Nil Nil Nil	Nil Nil Nil	200,100 100,000 100,000	Nil [8] Nil [8] Nil [8]

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted	
Janine R. Rossos [3] Vice President, Exploration	2001	37,042	Nil	Nil	250,000	Nil [8]
C. Dean Setoguchi [4] Vice President, Finance	2001	31,288	Nil	Nil	250,000	Nil [8]

Notes:

(1) Mr. DeBoni resigned as President of the Corporation on September 17, 2001, as Chief Executive Officer of the Corporation on February 5, 2002, and as Vice Chairman and a director of the Corporation on April 2, 2002.

(2) Mr. Moffat joined the Corporation on September 17, 2001 in the capacity of President and Chief Operating Officer. His compensation as noted is for the period from September 17 to December 31, 2001. Mr. Moffat was promoted to President and Chief Executive Officer on February 5, 2002.

(3) Mr. Essex and Ms. Rossos each commenced employment as executive officers of the Corporation on September 17, 2001. Their compensation as noted is for the period from September 17 to December 31, 2001.

(4) Mr. Setoguchi commenced employment as an executive officer of the Corporation on October 10, 2001. His compensation as noted is for the period from October 10 to December 31, 2001.

(5) Includes value of Common Shares for the period February 1 to June 30, 2000 under a stock compensation program at $0.51 per share, being the trading price on June 30, 2000 when the Common Shares were issued (75,371 Common Shares to Mr. DeBoni and 60,297 Common Shares to Mr. Fleming).

(6) Includes value of Common Shares for January 2000 under a stock compensation program at $0.37 per share, being the trading price on January 31, 2000 when Common Shares were issued (12,153 Common Shares to Mr. DeBoni and 9,722 Common Shares to Mr. Fleming).

(7) Includes value of Common Shares for the 11 months ended December 31, 1999 under a stock compensation program at $0.37 per share, being the trading price on January 31, 2000 when Common Shares were issued (133,680 Common Shares to Mr. DeBoni and 106,945 Common Shares to Mr. Fleming)

(8) Does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the Named Executive Officer for each of the financial years indicated.

Stock Option Plan

Shareholders of the Corporation approved a stock option plan that permits the granting of options ("Options") to purchase Common Shares to directors, officers, employees and consultants. Set out below are Options granted by the Corporation to the Named Executive Officers during the year ended December 31, 2001. These Options vest over a three year period from the date of grant. The Corporation does not grant stock appreciation rights.

Options Granted During 2001 to Named Executive Officers

Name	Shares Underlying Options Granted	% of Total Options Granted to Employees in 2001	Exercise Price ($/Share)	Market Value of Shares Underlying Options at Date of Grant ($/Share)	Expiration Date
Walter DeBoni [(1)(3)] Chief Executive Officer, Vice Chairman and Director	400,000	17.2%	1.18	1.18	August 17, 2006
Robert G. Moffat [(2)] President and Chief Operating Officer	550,000	23.6%	1.50	1.50	September 13, 2006
John W. Essex Vice President, Operations	250,000	10.7%	1.50	1.50	September 13, 2006
David A. Fleming Vice President, International	75,000 125,100	3.2% 5.4%	1.18 1.50	1.18 1.50	August 17, 2006 September 12, 2006
Janine R. Rossos Vice President, Exploration	250,000	10.7%	1.50	1.50	September 13, 2006
C. Dean Setoguchi Vice President, Finance	250,000	10.7%	1.50	1.50	September 13, 2006

Notes:

(1) Mr. DeBoni resigned as President of the Corporation on September 17, 2001, as Chief Executive Officer of the Corporation on February 5, 2002, and as Vice Chairman and a director of the Corporation on April 2, 2002.

(2) Mr. Moffat joined the Corporation on September 17, 2001 in the capacity of President and Chief Operating Officer. Mr. Moffat was promoted to President and Chief Executive Officer on February 5, 2002.

(3) The 400,000 Options granted to Mr. DeBoni were cancelled on February 5, 2002 as part of his resignation as Chief Executive Officer of the Corporation.

A total of 731,800 Options were exercised during the year ended December 31, 2001 by the Named Executive Officers. The following table details the number of exercisable and unexercisable Options held by the Named Executive Officers and the value of such Options where they were in the money at December 31, 2001:

Aggregate Option Exercises During 2001 and Year End Option Values Named Executive Officers

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001		Value of Unexercised in the Money Options at December 31, 2001	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Walter DeBoni [(1)] Chief Executive Officer, Vice Chairman and Director	516,700	248,864	Nil	583,300	Nil	233,973
Robert G. Moffat [(2)] President and Chief Operating Officer	Nil	Nil	Nil	550,000	Nil	Nil
John W. Essex Vice President, Operations	Nil	Nil	Nil	250,000	Nil	Nil

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001		Value of Unexercised in the Money Options at December 31, 2001	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
David A. Fleming Vice President, International	215,100	128,593	Nil	300,000	Nil	97,668
Janine R. Rossos Vice President, Exploration	Nil	Nil	Nil	250,000	Nil	Nil
C. Dean Setoguchi Vice President, Finance	Nil	Nil	Nil	250,000	Nil	Nil

Notes:

(1) Mr. DeBoni resigned as President of the Corporation on September 17, 2001, as Chief Executive Officer of the Corporation on February 5, 2002, and as Vice Chairman and a director of the Corporation on April 2, 2002.

(2) Mr. Moffat joined the Corporation on September 17, 2001 in the capacity of President and Chief Operating Officer. Mr. Moffat was promoted to President and Chief Executive Officer on February 5, 2002.

As at July 12, 2002, the Corporation had an aggregate of 2,526,966 Options that were outstanding. Of this amount, 1,600,000 Options were held by the Named Executive Officers of the Corporation and the balance of 926,966 Options were held by other persons. Such Options were granted as follows:

Date of Grant	Exercise Price $/Common Share	Common Shares Outstanding Under Option at July 12, 2002
Named Executive Officers		
August 10, 1999	0.55	33,300
August 15, 2000	0.58	66,600
August 17, 2001	1.18	75,000
September 12, 2001	1.50	125,100
September 13, 2001	1.50	1,300,000
		1,600,000
Others		
September 11, 1996	1.00	10,000
August 21, 1998	1.20	45,000
September 30, 1998	1.25	1,333
December 31, 1998	0.63	6,599
March 31, 1999	0.60	6,800
June 30, 1999	0.52	8,000
August 10, 1999	0.55	6,600
September 30, 1999	0.50	8,300
November 9, 1999	0.53	66,000
December 31, 1999	0.375	22,100
March 31, 2000	0.50	16,600
June 30, 2000	0.51	16,300
August 15, 2000	0.58	32,500
September 29, 2000	1.10	8,534
December 29, 2000	0.90	14,000
March 30, 2001	0.95	13,300
August 17, 2001	1.18	120,000

Date of Grant	Exercise Price $/Common Share	Common Shares Outstanding Under Option at July 12, 2002
September 13, 2001	1.50	150,000
October 15, 2001	1.50	125,000
November 19, 2001	1.50	125,000
November 29, 2001	1.50	125,000
		926,966

Other Compensation

During 2001, the Corporation did not have long term incentive plans other than the stock option plan. In addition, the Corporation did not have any pension plans, savings plans or stock compensation programs.

Employment Agreements

None of the Named Executive Officers has an employment contract with the Corporation or its subsidiaries.

COMPENSATION OF DIRECTORS

The Board of Directors, through its Compensation and Corporate Governance Committee, periodically reviews the adequacy and form of compensation for its directors. The Board considers time commitment, comparative fees and responsibilities as well as potential liabilities in determining remuneration.

In 2001, the Chairman of the Board was paid an annual retainer fee of $7,500 and a fee of $750 for attendance at each Board or committee meeting. Other non-executive directors were paid an annual retainer fee of $5,000 and a meeting fee of $500 for a total of $35,625 in 2001. Board members are entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. Such expenses amounted to $6,390 for 2001.

Non-management Board members were issued options to acquire an aggregate of 248,900 Common Shares at a weighted average price of $1.25 per share during the year ended December 31, 2001.

Directors' and Officers' Liability Insurance

The Corporation maintains a policy of directors' and officers' liability insurance, the annual premium for which is $41,604 and is paid for by the Corporation. The policy has a limit of $20,000,000 for each loss and $20,000,000 for each year, subject to a deductible of $50,000 for claims by the Corporation under the policy in Canada.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director, nominee for director or senior officer of the Corporation, any shareholder who beneficially owns more than 10% of the Common Shares of the Corporation or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction since the inception of the Corporation that has materially affected, or will materially affect, the Corporation or any of its affiliates. Mr. Peter A. Braaten, who was a previous director of Bow Valley, is Chairman and controlling shareholder of Brompton Financial Limited, a firm with which in 2000 the Corporation negotiated a $1,500,000 debenture and granted 3,000,000 warrants to purchase Common Shares of the Corporation at a price of $0.50 per share. In 2001, $1,000,000 of the debenture had been repaid and

2,000,000 warrants were exercised for Common Shares. The remaining $500,000 of the debenture was repaid and 500,000 warrants were exercised on February 28, 2002. Macleod Dixon LLP, of which Mr. Robert J. Engbloom, the corporate secretary of the Corporation, is a partner, provides legal services to the Corporation from time to time.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the most recently completed financial year, the Corporation advanced $213,686 to Mr. Walter DeBoni, formerly the President, Chief Executive Officer, Vice Chairman and a director of the Corporation, and $194,057 to Mr. David Fleming, Vice President, International, for the purpose of exercising expiring stock options. Both amounts represent the largest aggregate amount of indebtedness outstanding at any time during the last completed financial year. The loans were unsecured, non-interest bearing and repayable on demand. All funds were fully repaid prior to December 31, 2001.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2001, as at March 31, 2002 before giving effect to the Offer and as at March 31, 2002 after giving effect to the Offer and the issuance of subscription receipts by the Corporation pursuant to the private placement financing. The table should be read in conjunction with the financial statements and notes thereto included in Appendix "B" of this Circular.

	Authorized	As at December 31, 2001 (audited)	As at March 31, 2002 (unaudited)	As at March 31, 2002 after giving effect to the Offer and private placement (unaudited)
Bank Debt	-	-	-	$6,477,489
Debentures	-	500,000	-	-
Warrants	-	1,000,000	-	-
Common Shares	unlimited	$58,251,076	$58,879,637	$76,038,804
		45,449,971 Common Shares	46,612,737 Common Shares	58,770,963(1)(2) Common Shares

Notes:

(1) Assumes all subscription receipts are converted to Common Shares.

(2) Assumes the acquisition of Boundary Creek shares pursuant to the Offer is paid for with the maximum cash offered of $9,875,000 resulting in 6,058,726 Common Shares being issued.

PRIOR SALES

The following table sets forth information regarding sales of Common Shares by the Corporation during the past twelve months:

Date of Issue	Number of Common Shares Issued	Issue Price per Common Share
February 28, 2002	1,000,000	$0.50
November 20, 2001	2,632,000	$1.90
October 26, 2001	39,500	$1.25

Date of Issue	Number of Common Shares Issued	Issue Price per Common Share
October 26, 2001	70,000	$1.50
October 25, 2001	1,000,000	$0.50
September 25, 2001	580,200	$1.25
September 25, 2001	754,000	$1.50
September 5, 2001	1,000,000	$0.50

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of the Corporation, as of July 19, 2002, the only persons, firms or corporations that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the issued and outstanding Common Shares of the Corporation were as follows:

Shareholder	Common Shares	% Holding
Daryl K. Seaman	6,574,739	14.1%
TD Asset Management Inc.	4,750,000	10.1%

LEGAL PROCEEDINGS

The Corporation is not involved in any material legal proceedings, nor is it aware of any such proceedings that are contemplated.

MATERIAL CONTRACTS

The material contracts of Bow Valley which have been entered into within two years from the date hereof are:

1. Production Services Contract between CNR International (for and on behalf of itself and other co-venturers) and Maersk Company Limited dated October 20, 2000.

2. Agreement for the Transportation of Kyle Gas in the Curlew Spurline and SEGAL System between Kyle co-venturers and Shell U.K. Limited and Esso Exploration and Production U.K. Limited dated October 20, 2000.

Copies of these agreements will be available at the registered office of Bow Valley during ordinary business hours.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of Bow Valley are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal office in Calgary, Alberta.

APPENDIX "B"

FINANCIAL STATEMENTS OF BOW VALLEY

Auditors' Report

To the Directors of
Bow Valley Energy Ltd.

We have audited the consolidated balance sheets of **Bow Valley Energy Ltd.** as at December 31, 2001, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed by) "PricewaterhouseCoopers LLP"
Chartered Accountants
Calgary, Alberta

February 15, 2002, except for note 13 which is as at July 17, 2002

Bow Valley Energy Ltd.

Consolidated Balance Sheets

	March 31, 2002 *(unaudited)*	March 31, 2001 *(unaudited)*	December 31, 2001	December 31, 2000	December 31, 1999
Assets					
Current assets					
Cash and short-term investments	$ 8,434,458	$ 1,767,103	$ 8,126,720	$ 3,334,487	$ 731,401
Accounts receivable	3,949,042	722,526	4,225,113	326,295	1,102,654
Inventory	-	28,753	23,402	63,670	56,761
Prepaid expenses	642,751	23,449	171,432	40,116	29,270
	13,026,251	2,541,831	12,546,667	3,764,568	1,920,086
Capital assets (note 4)	25,017,383	50,065,436	24,385,221	47,988,067	36,091,658
Other assets (note 5)	1,338,861	1,457,014	1,419,717	1,468,958	1,311,616
	$ 39,382,495	$ 54,064,281	$ 38,351,605	$ 53,221,593	$ 39,323,360
Liabilities					
Current liabilities					
Bank indebtedness	$ -	$ -	$ -	$ -	$ 1,876,286
Accounts payable	3,022,837	1,165,382	2,896,081	1,627,470	1,638,910
	3,022,837	1,165,382	2,896,081	1,627,470	3,515,196
Long-term debt (note 6)	-	10,235,773	500,000	8,997,326	-
Future site restoration (note 4)	842,015	1,043,116	642,015	1,043,116	1,043,116
	3,864,852	12,444,271	4,038,096	11,667,912	4,558,312
Shareholders' Equity					
Share capital (note 7)	58,879,637	49,481,789	58,251,076	49,481,789	45,495,577
Warrants (note 7)	-	114,626	38,209	114,626	-
Deficit	(23,361,994)	(7,976,405)	(23,975,776)	(8,042,734)	(10,730,529)
	35,517,643	41,620,010	34,313,509	41,553,681	34,765,048
	$ 39,382,495	$ 54,064,281	$ 38,351,605	$ 53,221,593	$ 39,323,360

Bow Valley Energy Ltd.

Consolidated Statements of Operations and Deficit

	Three months ended March 31,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)	*(unaudited)*			
Revenue					
Operating	$ 4,934,765	$ 452,703	$ 24,365,473	$ 10,797,418	$ 1,520,117
Interest and other	206,963	62,401	144,588	493,239	194,946
	5,141,728	515,104	24,510,061	11,290,657	1,715,063
Expenses					
Operating	1,584,459	169,251	6,116,645	5,879,678	1,018,301
General and administrative	840,265	189,484	1,296,373	638,432	1,285,788
Interest	105,185	31,808	441,112	76,511	-
Deferred financing costs	80,855	22,792	49,242	23,979	-
Depletion, depreciation and amortization	1,717,182	35,440	7,688,984	1,984,262	309,305
Ceiling test write-down	-	-	24,198,000	-	-
Provision for site restoration	200,000	-	642,015	-	-
	4,527,946	448,775	40,432,371	8,602,862	2,613,394
Income (loss) before income taxes	613,782	66,329	(15,922,310)	2,687,795	(898,331)
Taxes – Current (note 8)	-	-	10,732	-	-
	613,782	66,329	(15,933,042)	2,687,795	(898,331)
Deficit – Beginning of period	(23,975,776)	(8,042,734)	(8,042,734)	(10,730,529)	(9,832,198)
Deficit – End of period	$ (23,361,994)	$ (7,976,405)	$ (23,975,776)	$ (8,042,734)	$ (10,730,529)
Net income (loss) per share (note 7)					
Basic	$ 0.013	$ 0.002	$ (0.40)	$ 0.08	$ (0.04)
Diluted	$ 0.013	$ 0.002	$ (0.40)	$ 0.08	$ (0.04)

Bow Valley Energy Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31, 2002 (unaudited)	Three months ended March 31, 2001 (unaudited)	Years ended December 31, 2001	Years ended December 31, 2000	Years ended December 31, 1999
Cash provided by (used in)					
Operating activities					
Net income (loss) for the period	$ 613,782	$ 66,329	$ (15,933,042)	$ 2,687,795	$ (898,331)
Items not affecting cash					
Depletion, depreciation and amortization	1,717,182	35,440	7,688,984	1,984,262	309,305
Ceiling test write-down	-	-	24,198,000	-	-
Amortization of deferred financing costs	80,855	11,944	49,242	23,979	-
Provision for site restoration	200,000	-	642,015	-	-
Other	-	-	-	300,484	247,559
	2,611,819	113,713	16,645,199	4,996,520	(341,467)
(Increase) decrease in non-cash working capital	(1,130,712)	(303,441)	(2,448,700)	100,192	137,457
	1,481,107	(189,728)	14,196,499	5,096,712	(204,010)
Investing activities					
Acquisition of capital assets	(2,349,343)	(2,112,809)	(12,618,992)	(13,880,671)	(6,324,764)
Disposition of capital assets	-	-	3,291,737	-	2,207,250
Future site restoration	-	-	-	-	(7,884)
Acquisition of other assets (note 5)	-	-	-	(27,245)	(372,198)
Decrease (increase) in non-cash working capital	1,085,622	(503,294)	(272,554)	646,972	(1,951,796)
	(1,263,721)	(2,616,103)	(9,599,809)	(13,260,944)	(6,449,392)
Financing activities					
Issuance of Class A common shares					
Rights	-	-	-	3,803,934	2,494,637
Private placement	-	-	774,625	-	-
Options exercised	92,684	-	996,448	-	-
Warrants exercised	500,000	-	1,000,000	-	-
Flow-through	-	-	6,236,800	-	-
Long-term debt	(500,000)	1,238,447	(7,497,326)	7,497,326	-
Debenture	-	-	(1,000,000)	1,500,000	-
Issue costs	(2,332)	-	(315,004)	(157,656)	(69,324)
	90,352	1,238,447	195,543	12,643,604	2,425,313
Increase (decrease) in cash during the period	307,738	(1,567,384)	4,792,233	4,479,372	(4,228,089)
Cash and short-term investments – beginning of period	8,126,720	3,334,487	3,334,487	(1,144,885)	3,083,204
Cash and short-term investments – end of period	$ 8,434,458	$ 1,767,103	$ 8,126,720	$ 3,334,487	$ (1,144,885)[1]
Supplemental information					
Cash paid					
Current taxes paid	$ -	$ -	$ 10,732	$ -	$ -
Interest paid	105,185	227,299	962,552	503,814	204,436
Cash flow per share (note 7)					
Basic	$ 0.057	$ 0.003	$ 0.418	$ 0.147	$ (0.011)
Diluted	$ 0.056	$ 0.003	$ 0.402	$ 0.145	$ (0.011)

Non-cash transactions (note 3)

[1] net of bank indebtedness

Bow Valley Energy Ltd.

Notes to the Consolidated Financial Statements
March 31, 2002 and 2001 (unaudited)
December 31, 2001, 2000 and 1999

1 Operations

Bow Valley Energy Ltd. (the "Corporation") was incorporated under the laws of the Province of Alberta on June 27, 1996. The Corporation commenced operations effective April 1, 1997.

2 Significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, with respect to the Corporation, conform in all material respects with International Accounting Standards relating to the presentation of historical cost financial information. Significant accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation, all of its wholly owned subsidiaries, and a 50 percent owned company, Croft (UK) Limited, which is consolidated using the proportionate consolidation method of accounting.

Substantially all of the Corporation's exploration and development activities relating to international oil and gas activities are conducted jointly with others. The accounts reflect the Corporation's proportionate interest in such activities.

Oil and gas

The Corporation follows the full cost method of accounting, whereby all costs associated with the exploration for and the development of oil and gas reserves are capitalized. Such amounts include land acquisition costs, geological and geophysical costs, carrying costs of non-producing properties, costs of drilling productive and non-productive wells, administration costs related to exploration and development activities, and related plant and equipment costs. These amounts are accumulated in separate cost centres for each country.

Costs associated with the acquisition and evaluation of significant unproved properties are excluded from amounts subject to depletion until such time as the properties are proved or become impaired.

Oil and gas properties are subject to a ceiling test under which their carrying value is limited to the undiscounted future net revenue from production of estimated proved oil and gas reserves, based on year end prices, plus the unimpaired costs of unproved properties less estimated future administration and financing costs, site reclamation and abandonment costs and income taxes.

Provision for depletion, depreciation and site restoration costs is determined using the unit-of-production method based on the Corporation's share of gross proved reserves of oil and gas.

Other capital assets

Depreciation on other capital assets such as leasehold improvements, office furniture, computer and other equipment is provided for based upon estimated useful lives of such assets ranging from two to five years on a straight-line basis.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency translation

The Corporation uses the temporal method for translation of its accounts to Canadian dollars under which monetary items are translated at the rates of exchange in effect at the balance sheet date and non-monetary items are translated at the rates of exchange in effect when the assets are acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Provisions for depletion, depreciation and future site restoration costs are translated at the same rates as the related balance sheet items. Foreign exchange gains and losses are included in earnings for the period.

Future income taxes

The Corporation uses the asset/liability method of accounting for future income taxes whereby future income tax liabilities are determined by applying the tax rate at the end of the fiscal period to temporary differences between the accounting and tax bases of assets and liabilities of the Corporation. The future income tax asset/ liability results from differences between the tax base and carrying values of capital and other assets and differences in the accounting and tax treatment of certain costs. At December 31, 2001, no future income tax asset has been recorded (see note 8).

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through arrangements are renounced to investors in accordance with income tax legislation. The Corporation incurred $145,000 flow-through related expenditures in 2001 (2000 – $nil; 1999 – $nil) and is obligated to incur and renounce an additional $6,091,800 of exploration and development expenditures in 2002. Share capital will be decreased and future income tax increased to reflect the tax effect of flow-through share renouncements when the expenditures are incurred.

3 Non-cash transactions

The Corporation had the following non-cash transactions:

	December 31, 2001	2000	1999
Future site restoration	$ 1,043,116	$ -	$ -
Disposition of capital assets	(1,043,116)	-	-
Tax effect of flow-through renouncements in share capital	(61,800)	-	-
Flow-through renouncements in future income taxes	61,800	-	-
Tax effect on share issue costs in share capital	61,800	-	-
Tax effect on share issue costs in future income taxes	(61,800)	-	-
Shares issued for services rendered	-	(300,484)	(168,172)
General and administrative expenses		300,484	168,172

4 Capital assets

	December 31, 2001		
	Cost	Accumulated depletion, depreciation and amortization	Net
Oil and gas properties			
UK	$ 60,168,534	$ 36,813,807	$ 23,354,727
Canada	865,922	-	865,922
France	783,248	783,248	-
	61,817,704	37,597,055	24,220,649
Other	438,792	274,220	164,572
	$ 62,256,496	$ 37,871,275	$ 24,385,221

	December 31, 2000		
	Cost	Accumulated depletion, depreciation and amortization	Net
Oil and gas properties			
UK	$ 53,342,034	$ 5,766,763	$ 47,575,271
France	357,665	-	357,665
	53,699,699	5,766,763	47,932,936
Other	279,254	224,123	55,131
	$ 53,978,953	$ 5,990,886	$ 47,988,067

	December 31, 1999		
	Cost	Accumulated depletion, depreciation and amortization	Net
Oil and gas properties			
UK	$ 39,530,440	$ 3,826,648	$ 35,703,792
France	286,778	-	286,778
	39,817,218	3,826,648	35,990,570
Other	279,254	178,166	101,088
	$ 40,096,472	$ 4,004,814	$ 36,091,658

At December 31, 2001, the net book value of United Kingdom oil and gas properties was $23,354,727 (2000 – $47,575,271; 1999 – $35,703,792), of which $7,908,283 (2000 – $47,575,271; 1999 – $35,131,473) consisted of unproved properties which amount was excluded from depletion. Depletion for 2001 amounted to $7,632,292 (2000 – $1,940,115; 1999 – $190,840). In addition, the Corporation recorded a ceiling test write-down of $24,198,000 (2000 – $nil; 1999 – $nil). During 2001, the Corporation capitalized $839,940 (2000 - $1,234,798; 1999 – $1,138,367) of overhead relating to oil and gas acquisition, development and exploration activities. The Corporation capitalized $521,440 in 2001 (2000 – $496,838; 1999 – $204,436) of interest charges relating to the pre-production development of the Kyle field. Provision for site restoration in 2001 amounted to $642,015 (2000 – $nil; 1999 – $nil). In 1999, costs amounting to $118,465 attributable to North America and Middle East projects were charged to depletion.

At December 31, 2001, the carrying value of the Corporation's United Kingdom oil and gas producing property amounted to $15,446,444 (2000 – $378,532; 1999 – $572,319).

5 Other assets

The Corporation's service contract with the National Iranian Oil Company to develop the Balal oilfield was ratified by the Supreme Economic Council of Iran at the end of January 1999. The Corporation was successful in securing Elf Petroleum Iran as a joint venture partner and the service contract was executed on April 4, 1999.

The Corporation's costs attributable to the project amounting to $1,338,861 at December 31, 2001 and 2000 (1999 – $1,311,616) have been classified as other assets on the consolidated balance sheet. Also included as other assets are the costs attributable to issuing the debenture as well as the discount on the debenture. These costs are being amortized over the three year term of the debenture.

6 Long-term debt

	December 31, 2001	2000	1999
Bank loan	$ -	$ 7,497,326	$ -
Debenture	500,000	1,500,000	-
	$ 500,000	$ 8,997,326	$ -

Debenture

On June 22, 2000, the Corporation issued a debenture in the amount of $1,500,000, paying interest monthly at eight percent per annum. The Corporation has an undertaking to provide security, at the option of the holder, which security would be subordinate to the bank facility. The debenture matures in June 2003. Also, 3,000,000 warrants were issued to the debenture holder which entitles the holder to acquire 3,000,000 Class A common shares of the Corporation at $0.50 per share. In 2001, 2,000,000 warrants were converted into 2,000,000 Class A common shares of the Corporation at $0.50 per share. At December 31, 2001, 1,000,000 warrants were outstanding.

Bank loan

The Corporation has in place a bank facility for US$10 million with an approved borrowing limit of US$7.8 million. Within this bank facility, Tranche A borrowing under certain conditions is available at an interest rate of LIBOR plus 1.75 percent per annum and expires on December 31, 2004. Tranche A borrowing at December 31, 2001 was $nil (December 31, 2000 – US$2,000,000; 1999 – $nil). In addition, Tranche B borrowing was available until December 31, 2001 and US$3,000,000 was drawn at December 31, 2000. Interest is payable at LIBOR plus 3.5 percent on Tranche B borrowing. To secure the loan, the Corporation has provided a floating charge on the Corporation's assets.

Bow Valley Energy Ltd.

Notes to the Consolidated Financial Statements
March 31, 2002 and 2001 (unaudited)
December 31, 2001, 2000 and 1999

Bank Indebtedness

In 1999, the Corporation had in place a bank facility for US$2 million that expired September 29, 2000. Interest on drawdowns was payable at LIBOR plus 2 percent.

7 Share capital

a) Authorized

Unlimited number of Class A, Class B, and C common shares without nominal or par value
Unlimited number of Class D, Class E, and Class F preferred shares

b) Issued

	Number of shares	Amount
Class A Common Shares		
As at December 31, 1999	29,935,639	$ 45,495,577
Issued for services rendered	725,297	300,484
Rights offering	7,607,867	3,803,934
Issue costs		(118,206)
As at December 31, 2000	38,268,803	49,481,789
Private placement	619,700	774,625
Private placement – flow-through	824,000	1,236,000
Options exercised	1,105,468	996,448
Flow-through	2,632,000	5,000,800
Warrants exercised	2,000,000	1,076,418
Issue costs		(315,004)
As at December 31, 2001	45,449,971	58,251,076
Warrants exercised	1,000,000	538,209
Options exercised	162,766	92,684
Issue costs		(2,332)
	46,612,737	$ 58,879,637

The Corporation had a Stock Compensation Program which was adopted in 1999 and terminated on June 30, 2000. Pursuant to this plan, certain officers reduced their cash salaries by 50 percent. During 2000, such officers were issued from treasury 725,297 Class A common shares under this plan.

c) **Stock options**

The Corporation has a stock-based compensation plan that allows employees, directors and key consultants to purchase common shares of the Corporation. Option exercise prices approximate the market price for the common shares on the date the options are issued. Options granted under the plan vest over three years and expire five years after the grant date.

The Corporation accounts for its stock-based compensation plan using the intrinsic-value method. Under this method, compensation costs are not recognized in the financial statements for share options granted when issued at market value.

Effective January 1, 2002, Canadian generally accepted accounting principles require disclosure of the impact on net income of using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the effect on the Corporation's net income would have been nil, as no stock options were granted during the current period.

	Number of shares	Exercise price	Weighted average exercise price
Outstanding – December 31, 1999	2,161,000	$ 0.38 – 2.00	$ 1.10
Granted in 2000	584,800	0.50 – 1.10	0.61
Cancelled	(40,000)	1.20	1.20
Outstanding – December 31, 2000	2,705,800	0.38 – 2.00	0.99
Exercised	(1,105,468)	0.38 – 1.25	0.90
Granted in 2001	2,654,000	0.95 – 1.50	1.41
Cancelled	(350,000)	2.00	2.00
Outstanding – December 31, 2001	3,904,332	0.38 – 1.50	1.21
Exercised	(162,766)	0.38 – 1.25	0.57
Cancelled	(509,400)	0.38 – 1.18	1.12
Outstanding – March 31, 2002	3,232,166	$ 0.38 – 1.50	$ 1.26

There were 473,032 options to purchase Class A common shares of the Corporation that were exercisable at March 31, 2002, with exercise prices per share ranging from $0.63 to $2.00 with a weighted average exercise price of $1.15 (609,832 at December 31, 2001 with exercise price per share ranging from $0.38 to $2.00 with weighted average price of $1.01; 1,462,202 at December 31, 2000 with exercise prices per share ranging from $0.38 to $2.00 with weighted average exercise price of $1.28; 904,403 at December 31, 1999 with exercise price per share ranging from $0.63 to $2.00 with weighted average exercise price of $1.06).

Bow Valley Energy Ltd.

Notes to the Consolidated Financial Statements
March 31, 2002 and 2001 (unaudited)
December 31, 2001, 2000 and 1999

The following tables summarize information about stock options exercisable and outstanding:

Exercisable options

	March 31, 2002 (unaudited)		December 31, 2001	
Range of exercise price	Actual number outstanding	Weighted average exercise price	Actual number outstanding	Weighted average exercise price
$0.38 – $0.49	-	-	15,500	$0.38
$0.50 – $0.99	193,399	$0.57	318,632	$0.56
$1.00 – $1.49	149,633	$1.16	145,700	$1.19
$1.50 – $1.99	-	-	-	-
$2.00 – $2.50	130,000	$2.00	130,000	$2.00
	473,032	$1.15	609,832	$1.01

Options outstanding

	March 31, 2002 (unaudited)			December 31, 2001		
Range of exercise price	Actual number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Actual number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)
$0.38 – $0.49	22,100	$0.38	3.25	30,900	$0.38	3.50
$0.50 – $0.99	755,599	$0.58	3.96	953,132	$0.58	4.80
$1.00 – $1.49	374,367	$1.18	0.50	840,200	$1.18	4.71
$1.50 – $1.99	1,950,100	$1.50	4.79	1,950,000	$1.50	1.00
$2.00 – $2.50	130,000	$2.00	0.82	130,000	$2.00	1.05
	3,232,166	$1.26	1.28	3,904,232	$1.21	2.00

d) Warrants

On February 28, 2002, the Corporation issued 1,000,000 common shares on conversion of 1,000,000 warrants for proceeds of $500,000. At March 31, 2002, there were no further warrants outstanding . The Corporation had 1,000,000 warrants outstanding at December 31, 2001 (2000 – 3,000,000 warrants) which entitles the holder to acquire one common share for each warrant at $0.50 per share. The warrants expire in June 2003.

e) Earnings per share

Effective January 1, 2001, the Corporation retroactively adopted recommendations of the CICA Handbook, Section 3500, regarding earnings per share. Under the revised standard, the treasury method is used instead of the imputed earnings approach for determining the dilutive effect of outstanding options and warrants. The treasury method assumes that any proceeds from the exercise of in-the-money stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period.

i) Basic per share information is calculated on the basis of the weighted average common shares outstanding during the periods. During the three months ended March 31, 2002, the weighted average was 45,884,891 (March 31, 2001 – 38,268,803; December 31, 2001 – 39,786,754; December 31, 2000 – 34,050,201; December 31, 1999 – 25,907,493).

ii) Diluted per share information at March 31, 2002 was calculated using 46,558,412 (March 2001 – 40,319,217; December 31, 2001 – 41,375,675; December 31, 2000 – 34,417,195; December 31, 1999 – 25,907,493). The amount represents the sum of the weighted average shares outstanding for the period ended March 31, 2002, plus an increase of 673,521 (March 31, 2001 – 2,050,414; December 31, 2001 – 1,588,921; December 31, 2000 – 366,994; December 31, 1999 – nil) common shares for the three month period to account for the dilutive effects of the Corporation's outstanding stock options and warrants.

8 Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Corporation's future tax assets are as follows:

	December 31, 2001		
	Canada	United Kingdom	Consolidated
Future income tax assets			
Net operating loss carried forward	$ 2,450,506	$ 4,404,259	$ 6,854,765
Capital assets	1,175,889	(1,566,865)	(390,976)
Share issue costs	159,538	-	159,538
Total future income tax assets	3,785,933	2,837,394	6,623,327
Less: Valuation allowance	(3,785,933)	(2,837,394)	(6,623,327)
	$ -	$ -	$ -

Bow Valley Energy Ltd.

Notes to the Consolidated Financial Statements
March 31, 2002 and 2001 (unaudited)
December 31, 2001, 2000 and 1999

Canada

The Corporation has provided a valuation allowance for the full amount of net future income tax assets because of its history of operating losses since its inception. At December 31, 2001, the Corporation had losses available to offset future income for tax purposes of $5,749,662. The losses expire at December 31 of each of the following years:

2003	$	88,792
2004		1,019,167
2005		583,647
2006		1,295,221
2007		1,315,100
2008		1,447,735
	$	5,749,662

United Kingdom

The Corporation has provided a valuation allowance for the full amount of net future income tax assets in the United Kingdom. As at December 31, 2001, the Corporation had losses available to offset future income for tax purposes of approximately $14,681,000.

9 Geographic segment information

	March 31, 2002 (unaudited)			
	Canada	United Kingdom	Other[(1)]	Consolidated
Operating revenue	$ -	$ 4,934,765	$ -	$ 4,934,765
Interest and other income	27,321	179,642	-	206,963
Operating expense	-	(1,584,459)	-	(1,584,459)
General and administrative expense	(806,562)	(33,703)	-	(840,265)
Interest expense	(6,466)	(98,719)	-	(105,185)
Deferred financing charges	(80,855)	-	-	(80,855)
Depletion, depreciation and amortization	(15,000)	(1,702,182)	-	(1,717,182)
Provision for site restoration	-	(200,000)	-	(200,000)
Net income (loss) for the period	$ (881,562)	$ 1,495,344	$ -	$ 613,782
Identifiable assets	$ 8,554,881	$ 29,488,753	$ 1,338,861	$ 39,382,495

[(1)]Represents the Corporation's activities in Iran.

Bow Valley Energy Ltd.
Notes to the Consolidated Financial Statements
March 31, 2002 and 2001 (unaudited)
December 31, 2001, 2000 and 1999

	March 31, 2001 (unaudited)			
	Canada	United Kingdom	Other[1]	Consolidated
Operating revenue	$ -	$ 452,703	$ -	$ 452,703
Interest and other income	45,985	16,416	-	62,401
Operating expense	-	(169,251)	-	(169,251)
General and administrative expense	(139,732)	(49,752)	-	(189,484)
Interest expense	(30,000)	(1,808)	-	(31,808)
Deferred financing charges	(22,792)	-	-	(22,792)
Depletion, depreciation and amortization	(5,000)	(30,440)	-	(35,440)
Net income (loss) for the year	$ (151,539)	$ 217,868	$ -	$ 66,329
Identifiable assets	$ 1,662,360	$ 51,063,060	$ 1,338,861	$ 54,064,281

	December 31, 2001			
	Canada	United Kingdom	Other[1]	Consolidated
Operating revenue	$ -	$ 24,365,473	$ -	$ 24,365,473
Interest and other income	123,878	20,710	-	144,588
Operating expense	-	(6,116,645)	-	(6,116,645)
General and administrative expense	(599,507)	(696,866)	-	(1,296,373)
Interest expense	(99,872)	(341,240)	-	(441,112)
Deferred financing charges	(49,242)	-	-	(49,242)
Depletion, depreciation and amortization	(49,978)	(7,639,006)	-	(7,688,984)
Ceiling test write-down	-	(24,198,000)	-	(24,198,000)
Provision for site restoration	-	(642,015)	-	(642,015)
Taxes	-	(10,732)	-	(10,732)
Net loss for the year	$ (674,721)	$ (15,258,321)	$ -	$ (15,933,042)
Identifiable assets	$ 7,918,160	$ 29,094,584	$ 1,338,861	$ 38,351,605

[1]Represents the Corporation's activities in Iran.

Bow Valley Energy Ltd.

Notes to the Consolidated Financial Statements
March 31, 2002 and 2001 (unaudited)
December 31, 2001, 2000 and 1999

	December 31, 2000			
	Canada	United Kingdom	Other[1]	Consolidated
Operating revenue	$ -	$ 10,797,418	$ -	$ 10,797,418
Interest and other income	134,915	358,324	-	493,239
Operating expense	-	(5,879,678)	-	(5,879,678)
General and administrative expense	(479,731)	(158,701)	-	(638,432)
Interest expense	(71,828)	(4,683)	-	(76,511)
Deferred financing charges	(23,979)	-	-	(23,979)
Depletion, depreciation and amortization	(27,503)	(1,956,759)	-	(1,984,262)
Net income (loss) for the year	$ (468,126)	$ 3,155,921	$ -	$ 2,687,795
Identifiable assets	$ 3,086,967	$ 48,795,765	$ 1,338,861	$ 53,221,593

	December 31, 1999			
	Canada	United Kingdom	Other[1]	Consolidated
Operating revenue	$ -	$ 1,520,117	$ -	$ 1,520,117
Interest and other income	32,349	162,597	-	194,946
Operating expense	-	(1,018,301)	-	(1,018,301)
General and administrative expense	(414,089)	(871,699)	-	(1,285,788)
Depletion, depreciation and amortization	(43,729)	(147,110)	(118,466)	(309,305)
Net loss for the year	$ (425,469)	$ (354,396)	$ (118,466)	$ (898,331)
Identifiable assets	$ 441,495	$ 37,570,249	$ 1,311,616	$ 39,323,360

[1]Represents the Corporation's activities in Iran.

10 Financial instruments

The Corporation's financial instruments that are included in the consolidated balance sheets are comprised of cash, short-term investments, accounts receivable, current liabilities and long-term debt.

Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the consolidated balance sheets approximate their carrying amount.

Credit risk

A substantial portion of the Corporation's accounts receivable are with other companies in the oil and gas industry and are subject to normal industry credit risk.

11 Commitments

As at December 31, 2001, the Corporation is committed to long-term leases for offices of:

2002	$	135,964
2003		149,100
2004		149,100
2005		149,100
2006		149,100
	$	732,364

12 Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation.

13 Subsequent events (unaudited)

a) Kyle production interruption - On May 10, 2002, the Corporation issued a press release announcing that production at Kyle, the Corporation's sole producing property, was curtailed due to a blockage in the export gas line. As a result, the Corporation expects to report negative cash flow and a loss on operations during the three months ended June 30, 2002. Nominal oil and gas sales were realized during the second quarter of 2002 while the Corporation continued to incur expenses associated with the fixed costs of the Floating Production, Storage and Offloading Vessel as well as general and administrative costs. The Corporation may be charged additional operating expenses of $1.5 - $2.0 million for its share of the costs to repair the gas export line. The Corporation intends to pursue opportunities to recover its share of such costs. The gas sales line was repaired and gas production re-commenced on July 3, 2002.

b) Acquisition – On July 2, 2002, the Corporation and Boundary Creek Resources Ltd. ("Boundary") entered into an acquisition agreement whereby the Corporation agreed, subject to certain conditions, to acquire all of the issued and outstanding common shares of Boundary. The offer provides for Boundary shareholders to receive, at their election, $2.40 per share in cash or 1.5 shares of the Corporation, or a combination thereof, subject to a maximum limit of $9,875,000 in cash. The total value of the transaction is $22,992,639 using working capital and debt at March 31, 2002 of $3,011,456. If the maximum cash portion of the transaction is paid, 6,058,726 shares of the Corporation will be issued as part of the transaction.

c) Financing – On July 17, 2002, the Corporation issued 6,099,500 subscription receipts at a price of $1.45 per subscription receipt for gross proceeds of $8,844,725. Each subscription receipt is exchangeable at no additional cost into one common share of the Corporation upon completion of the acquisition of Boundary. The proceeds from the financing will be held in escrow until completion of the Boundary acquisition scheduled for late August.

APPENDIX "C"

PRO FORMA FINANCIAL STATEMENTS

Compilation Report

To the Directors of
Bow Valley Energy Ltd.

We have reviewed as to the compilation only, the accompanying pro forma consolidated balance sheet of Bow Valley Energy Ltd. as at March 31, 2002 and the pro forma consolidated statement of operations for the three month period ended March 31, 2002 and for the year ended December 31, 2001, which have been prepared for inclusion in the offer and take-over bid circular of Bow Valley Energy Ltd. dated July 24, 2002. In our opinion, the pro forma consolidated balance sheet and statements of operations have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 thereto of the March 31, 2002 pro forma consolidated financial statements and the December 31, 2001 pro forma consolidated statements of operations. These financial statements are the responsibility of Bow Valley Energy Ltd.'s management.

(Signed by) "PricewaterhouseCoopers LLP"
Chartered Accountants
Calgary, Alberta
July 24, 2002

Bow Valley Energy Ltd.

Pro forma Consolidated Balance Sheet
As at March 31, 2002
(Unaudited)

	Bow Valley Energy Ltd.	Boundary Creek Resources Ltd.	Pro forma Adjustments		Pro forma Consolidated
ASSETS					
Current Assets					
Cash and short-term investments	$ 8,434,458	$ 100	$ -		$ 8,434,558
Accounts receivable	3,949,042	1,168,881	-		5,117,923
Prepaid expenses	642,751	124,992	-		767,743
	13,026,251	1,293,973	-		14,320,224
Capital Assets	25,017,383	11,670,712	21,542,268	2(a)	58,230,363
Other Assets	1,338,861	-	-		1,338,861
	$39,382,495	$12,964,685	$21,542,268		$73,889,448
LIABILITIES					
Current Liabilities					
Accounts payable	$3,022,837	$2,420,429	$ -		$5,443,266
Current portion of long-term debt	-	875,000	13,904,550	2(a)	
			(8,302,061)	2(b)	6,477,489
	3,022,837	3,295,429	5,602,489		11,920,755
Long-Term Debt	-	1,010,000			1,010,000
Future Site Restoration	842,015	17,885	-		859,900
Future Income Taxes	-	474,611	6,716,389	2(a)	
			230,983	2(b)	7,421,983
SHAREHOLDERS' EQUITY					
Share Capital	58,879,637	6,257,055	9,088,089	2(a)	
			(6,257,055)	2(a)	
			8,302,061	2(b)	
			(230,983)	2(b)	76,038,804
Warrants	-	-	-		-
Retained Earnings (Deficit)	(23,361,994)	1,909,705	(1,909,705)	2(a)	(23,361,994)
	35,517,643	8,166,760	8,992,407		52,676,810
	$39,382,495	$12,964,685	$21,542,268		$73,889,448

Bow Valley Energy Ltd.

Pro forma Consolidated Statement of Operations
As at March 31, 2002
(Unaudited)

	Bow Valley Energy Ltd.	Boundary Creek Resources Ltd.	Pro forma Adjustments		Pro forma Consolidated
Revenue					
Operating	$4,934,765	$2,421,681	$ -		$7,356,446
Interest and other	206,963	-	-		206,963
Royalties, net of royalty tax credit	-	(703,190)	-		(703,190)
	5,141,728	1,718,491	-		6,860,219
Expenses					
Operating	1,584,459	674,878	-		2,259,337
General and administrative	840,265	285,401	-		1,125,666
Interest	105,185	29,749	70,031	2(c)	204,965
Deferred financing costs	80,855	-	-		80,855
Depletion, depreciation and amortization	1,717,182	596,305	879,500	2(a)	3,192,987
Provision for site restoration	200,000	-	-		200,000
	4,527,946	1,586,333	949,531		7,063,810
Income (Loss) Before Taxes for the Period	613,782	132,158	(949,531)		(203,591)
Taxes					
Current	-	-	-		-
Future	-	37,676	(404,500)	2(d)	(366,824)
	-	37,676	(404,500)		(366,824)
Net Income	$ 613,782	$ 94,482	$ (545,031)		$ 163,233
Net Income (Loss) per Share					
Basic					$ (0.001)
Diluted					$ (0.001)

Bow Valley Energy Ltd.

Pro forma Consolidated Statement of Operations
As at December 31, 2001
(Unaudited)

	Bow Valley Energy Ltd.	Boundary Creek Resources Ltd.	Pro forma Adjustments		Pro forma Consolidated
Revenue					
Operating	$ 24,365,473	$7,967,769	$ -		$32,333,242
Interest and other	144,588	-	-		144,588
Royalties, net of royalty tax credit	-	(1,614,100)	-		(1,614,100)
	24,510,061	6,353,669	-		30,863,730
Expenses					
Operating	6,116,645	1,877,072	-		7,993,717
General and administrative	1,296,373	909,751	-		2,206,124
Interest	441,112	120,637	280,124	2(c)	841,873
Deferred financing costs	49,242	- -			49,242
Depletion, depreciation and amortization	7,688,984	1,997,140	1,755,368	2(a)	11,441,492
Ceiling test write-down	24,198,000	-	-		24,198,000
Provision for site restoration	642,015	-	-		642,015
	40,432,371	4,904,600	2,035,492		47,372,463
Income (Loss) Before Taxes for the Year	(15,922,310)	1,449,069	(2,035,492)		(16,508,733)
Taxes					
Current	10,732	-	-		10,732
Future	0	405,820	(867,120)	2(d)	(461,300)
	10,732	405,820	(867,120)		(450,568)
Net Income (Loss) for the Year	$ (15,933,042)	$ 1,043,249	$(1,168,372)		$(16,058,165)
Net Income (Loss) per Share					
Basic					$(0.31)
Diluted					$(0.31)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements of Bow Valley Energy Ltd. ("Bow Valley") have been prepared by the management of Bow Valley in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These pro forma financial statements have been prepared for inclusion in the Offer to Purchase ("Offer") dated July 2 , 2002 whereby Bow Valley is making an offer to acquire all of the issued and outstanding common shares of Boundary Creek Resources Ltd. ("Boundary") as described in the Offer.

The unaudited pro forma consolidated balance sheet as at March 31, 2002 and the unaudited pro forma consolidated statements of earning for the three months ended March 31, 2002 and the year ended December 31, 2001 (the "pro forma consolidated financial statements") have been prepared from information derived from the following:

The unaudited consolidated financial statements of Bow Valley and the unaudited financial statements of Boundary for the three months ended March 31, 2002.

The audited consolidated financial statements of Bow Valley and the audited financial statements of Boundary for the year ended December 31, 2001 and the assumptions set out in the note 2 below.

In the opinion of the management of Bow Valley, these pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with Canadian GAAP. The pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions as if they had occurred at the balance sheet date while the pro forma consolidated statements of earnings give effect to the assumed transactions and assumptions as if they had occurred at the beginning of each of the relevant periods. The pro forma consolidated financial statements are not indicative of the results of operations that would have occurred for the three month period ended March 31, 2002 and the year ended December 31, 2001 or for future years. In preparing theses pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of Bow Valley and Boundary.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in Bow Valley's audited financial statements as at and for the period ended December 31, 2001. In the opinion of management, the pro forma financial statements include all adjustments for fair presentation.

The unaudited pro forma consolidated financial statements should be read in conjunction with the December 31, 2001 audited financial statements and March 31, 2002 unaudited financial statements of Bow Valley and Boundary.

2. Significant Assumptions and Adjustments

(a) Purchase of Boundary Creek Resources Ltd.

On July 2, 2002, Bow Valley and Boundary entered into an acquisition agreement whereby Bow Valley agreed to make an offer to purchase all of the common shares of Boundary subject to certain conditions. The Offer provides for Boundary shareholders to receive, at their election, $2.40 per share in cash or 1.5 shares of Bow Valley, or a combination of cash and common shares of Bow Valley subject to a maximum limit of $9,875,000 in cash.

For the purposes of these pro forma consolidated financial statements, it has been assumed that Bow Valley completed the proposed acquisition and acquired 100% of the common shares of Boundary for the maximum cash limit of $9,875,000 and 6,058,726 common shares of Bow Valley. Management has assigned a fair market value of $1.50 per share for the Bow Valley shares issued for this transaction. The transaction has been accounted for in the pro forma consolidated financial statements as an acquisition of Boundary by Bow Valley.

The pro forma consolidated balance sheet at March 31, 2002 gives effect to the acquisition of Boundary by Bow Valley as if it had occurred at March 31, 2002. The total outstanding number of common shares of Boundary is 9,888,734 at March 31, 2002 after giving effect to the exercise of 1,230,000 common share options and 505,000 share purchase warrants. Bow Valley is assumed to acquire all of the outstanding common shares of Boundary for a total value of $22,992,639 which includes the value of Bow Valley shares issued of $9,088,089, the costs of acquiring the stock options and warrants for $2,879,550 and includes the costs of the acquisition incurred by both Bow Valley and Boundary estimated at $1,150,000.

The values assigned to the net assets of Boundary are as follows:

Purchase allocation:

Net working capital deficiency	$(2,001,456)
Petroleum and natural gas properties	33,212,980
Net future tax liability	(7,191,000)
Long-term debt	(1,010,000)
Provision for site restoration	(17,885)
	$22,992,639

Of the amount allocated to petroleum and natural gas properties $1,500,000, has been excluded from costs subject to depletion.

The above allocation of the purchase price of the Boundary common shares has been determined from information publicly available to the management of Bow Valley. The allocation of the purchase price to the assets and liabilities of Boundary will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined. Accordingly, the above allocation will change.

The pro forma consolidated statements of earnings for the three months ended March 31, 2002 and the year ended December 31, 2002 give effect to the acquisition of Boundary by Bow Valley as if the transaction had taken place at the beginning of the relevant periods and takes into account the following:

- Calculation of depletion, depreciation, and amortization on a consolidated basis incorporating the values of the assets of Boundary determined in the purchase allocation; and
- Adjustment to future income taxes to reflect the above adjustment.

(b) Financing arrangement

On July 17, 2002, Bow Valley completed a bought deal financing arrangement whereby Bow Valley has issued 6,099,500 subscription receipts at $1.45 each for net proceeds estimated to be $8,302,061. The subscription receipts are exchangeable without additional payment into common shares on a one-for-one basis upon completion of the acquisition of Boundary. If the acquisition of Boundary is not completed before September 30, 2002, then the subscription receipts shall be automatically redeemed by Bow Valley at a price of $1.45 per subscription receipt. Share capital and future income taxes are adjusted by $230,983 representing the tax effect of the estimated share issue costs. The net proceeds from this offering are available to assist with the acquisition of Boundary, other general corporate purposes, and have been assumed to pay down long-term debt.

(c) Interest

The above transactions would result in a net increase in short-term debt of $5,602,489 which is comprised of funds to acquire Boundary of $13,904,550 offset by the bought deal financing net proceeds of $8,302,061. Interest expense has been adjusted to reflect the increase in long-term debt at 5% per annum.

(d) Income taxes

Future taxes were adjusted to account for income taxes at the estimated rate of 42.6%.

3. Per Share Information

The following weighted average numbers of common shares, which take into account the common shares issued in Notes 2(a) and 2(b) as if they were issued at the beginning of the respective periods, have been used to calculate the per share information:

	March 31, 2002	December 31, 2001
Basic	58,043,117	51,944,980
Diluted	58,716,638	53,533,901

Office of the Depositary, Valiant Trust Company

By Mail, Hand or Courier

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2
Tel: (403) 233-2801

By Facsimile Transmission

Fax: (403) 233-2857

Office of the Soliciting Dealer for the Offer

FirstEnergy Capital Corp.
Suite 1600, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1
Tel: (403) 262-0600
Fax: (403) 262-0688

Any questions and requests for assistance may be directed by Shareholders to the Soliciting Dealer or the Depositary at their respective telephone numbers and locations set out above.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary or the Soliciting Dealer (see the back page of this document for addresses and telephone numbers) or your investment dealer, stock broker, bank manager, lawyer or other financial adviser will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for Common Shares

of

BOUNDARY CREEK RESOURCES LTD.

To be deposited pursuant to the Offer dated July 24, 2002

of

BOW VALLEY ENERGY LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON AUGUST 29, 2002 ***UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.***

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares of Boundary Creek Resources Ltd. ("Boundary Creek") deposited pursuant to the offer (the "Offer") dated July 24, 2002 made by Bow Valley Energy Ltd. ("Bow Valley") to holders of common shares of Boundary Creek ("Boundary Shares"). Holders of Boundary Shares ("Shareholders") whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Boundary Shares according to the *Procedures for Guaranteed Delivery* set forth in paragraph 2 of the Instructions set forth in this Letter of Transmittal.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer and the Circular dated July 24, 2002 that accompanies this Letter of Transmittal.

TO: BOW VALLEY ENERGY LTD.

AND TO: VALIANT TRUST COMPANY, AS DEPOSITARY

The undersigned delivers to you the enclosed certificate(s) for Boundary Shares, details of which are as follows:

DESCRIPTION OF SHARES DEPOSITED
(if insufficient space, attach a list of the form below)

Number of Boundary Shares Deposited*	Certificate No.	Name and address of Shareholder of Record (please print)

* See Instruction 6

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated July 24, 2002;

2. delivers to you the enclosed certificate(s) representing Boundary Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the Boundary Shares represented by such certificate(s) (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Bow Valley all right, title and interest in and to the Purchased Securities and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on and after July 2, 2002 (the "Other Securities") effective on and after the date that Bow Valley takes up the Purchased Securities (the "Effective Date");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities and/or Other Securities to any other person;

   (b) the undersigned owns the Purchased Securities being deposited;

   (c) the deposit of such Purchased Securities and/or Other Securities complies with applicable laws; and

   (d) when the Purchased Securities and/or Other Securities are taken up and paid for by Bow Valley, Bow Valley will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. directs Bow Valley and the Depositary, upon Bow Valley taking up the Purchased Securities

   (a) to issue or cause to be issued certificate(s) for Bow Valley Shares or cheque(s), as the case may be, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificates or cheques by first class insured mail, postage prepaid, to the address, or hold the same for pickup, as indicated below; and

   (b) return any certificates for Boundary Shares not purchased to the address indicated below (and, in the case of both (a) and (b) above, if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Boundary Creek);

5. waives any right to receive notice of purchase of the Purchased Securities;

6. irrevocably constitutes and appoints the Depositary and any officer of Bow Valley, and each of them, and any other person designated by Bow Valley in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities and any Other Securities deposited herewith which are taken up and paid for under the Offer, assets or other Purchased Securities effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Boundary Creek; and

   (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Securities, including, without limitation, to vote, execute and deliver any and all instruments or proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Boundary Creek, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such holder of such Purchased Securities and Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Boundary Creek and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to Bow Valley any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by Bow Valley as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities in respect of the Purchased Securities and/or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. if Boundary Creek should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Purchased Securities which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Bow Valley or its nominees or transferees on the registers maintained by Boundary Creek of such Purchased Securities following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Bow Valley and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Bow Valley, accompanied by appropriate documentation of transfer. Pending such remittance, Bow Valley will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by Bow Valley pursuant to the Offer or deduct from the consideration payable by Bow Valley pursuant to the Offer the amount or value thereof, as determined by Bow Valley in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to Bow Valley;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Boundary Shares deposited pursuant to the Offer will be determined by Bow Valley in its sole discretion and that such determination shall be final and binding and acknowledges that

    (a) Bow Valley reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction;

    (b) Bow Valley reserves the absolute right to waive any defect or irregularity in the deposit of any Boundary Shares; and

    (c) there shall be no duty or obligation on Bow Valley, the Soliciting Dealer, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. hereby declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this letter of Transmittal from, any such jurisdiction.

Under the Offer, the undersigned hereby elects to receive for the Boundary Shares deposited, subject to adjustment in accordance with the terms of the Offer (please check one and fill in the number of Boundary Shares if required):

☐ ALL CASH: $2.40 (Cdn.) cash in respect of each deposited Boundary Share, subject to pro-rating pursuant to the Offer.

OR

☐ ALL SHARES: 1.5 Bow Valley Shares in respect of each deposited Boundary Share.

OR

☐ COMBINATION:

(a) $2.40 (Cdn.) cash in respect of each of ______________________
(Number of Boundary Shares)

of the total number of Boundary Shares deposited, subject to pro-rating pursuant to the Offer; and

(b) 1.5 Bow Valley Shares in respect of each of the remaining deposited Boundary Shares.

***If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected* the "ALL SHARES" option. If this Letter of Transmittal is being deposited pursuant to a Notice of Guaranteed Delivery previously deposited, then this election box should not be completed (see Procedures for Guaranteed Delivery set out in paragraph 2 of the instructions set forth in this Letter of Transmittal).**

BOX A

ISSUE CERTIFICATE(S) FOR BOW VALLEY SHARES IN THE NAME OF THE REGISTERED OWNER OF PURCHASED SECURITIES OR:

☐ as follows (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business)

(Canadian Social Insurance Number or U.S. Resident Taxpayer Identification Number)

BOX B

SEND CERTIFICATE(S) FOR BOW VALLEY SHARES TO THE SAME ADDRESS AS BOX A OR:

☐ as follows (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

OR

☐ HOLD CERTIFICATE(S) FOR BOUNDARY SHARES FOR PICK-UP AGAINST COUNTER RECEIPT

BOX C

ISSUE CHEQUE(S) IN THE NAME OF THE REGISTERED HOLDER OF PURCHASED SECURITIES OR:

☐ as follows (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business)

(Canadian Social Insurance Number or U.S. Resident Taxpayer Identification Number)

BOX D

SEND CHEQUE(S) TO SAME ADDRESS AS BOX C OR:

☐ as follows (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

OR

☐ HOLD CHEQUE(S) FOR PICK-UP AGAINST COUNTER RECEIPT

Signature guaranteed by
(if required under Instruction 4):

Authorized Signature

Name of Guarantor (please print or type)

Address (please print or type)

Date: ______________________, 2002

Signature of Shareholder or Authorized Representative
(See Instruction 3)

Name of Shareholder (please print or type)

Name of Authorized Representative,
if applicable (please print or type)

BOX E

IF BOW VALLEY DOES NOT TAKE UP AND PAY UNDER THE OFFER, PLEASE RETURN CERTIFICATE(S) FOR PURCHASED SECURITIES TO:
(please print or type)

☐ same address as Box A or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTION 6, FOLLOWING) NEW CERTIFICATE(S) FOR BOUNDARY SHARES ARE TO BE ISSUED AS ONE CERTIFICATE OR:

☐ in the following denominations (please print or type):

____

____

____

☐ Same address as Box A

☐ Same address as Box E

BOX F

☐ CHECK HERE IF BOUNDARY SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) This Letter of Transmittal, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Securities, must be received by the Depositary at the office specified below before 5:00 p.m. (Calgary Time) on August 29, 2002, the Expiry Time, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method of delivery of this Letter of Transmittal, certificates representing Boundary Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. Bow Valley recommends that such documents be delivered by hand to the Depositary and a receipt obtained. However, if such documents are mailed, Bow Valley recommends that registered mail with return receipt be used and that proper insurance be obtained. **Shareholders whose Boundary Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Boundary Shares.**

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit Boundary Shares pursuant to the Offer and (i) the certificate(s) representing such Boundary Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Boundary Shares and all other required documents to the Depositary prior to the Expiry Time, such Boundary Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at its office in Calgary listed below, at or prior to the Expiry Time; and

(c) the certificate(s) representing the Boundary Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Boundary Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Calgary listed below on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Calgary prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian chartered bank, a trust company in Canada or a member firm of the TSX, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP"). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

The election (or deemed election) respecting the form of consideration to be received which is contained in the Notice of Guaranteed Delivery shall in all circumstances take precedence over any election contained in the related Letter of Transmittal subsequently deposited.

3. **Signatures**

This Letter of Transmittal must be filled in and signed by the holder of Boundary Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities or if certificate(s) representing Bow Valley Shares or cheques are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Securities, if cheque(s) or certificate(s) representing Bow Valley Shares are to be issued to a person other than such registered owner(s) (see Box A and Box C) or sent to an address other than the address of the registered owner(s) (see Box B and Box D) as shown on the register of Shareholders maintained by Boundary Creek, or if Boundary Shares not purchased are to be returned to a person other than such registered owners(s) (see Box E) or sent to an address other than the address of the registered owner(s) (see Box E) as shown on the register of Shareholders maintained by Boundary Creek, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Bow Valley or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of Boundary Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Boundary Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Boundary Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Boundary Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Boundary Shares, additional certificate numbers and number of Boundary Shares may be included in a separate signed list affixed to this Letter of Transmittal.

(b) If Boundary Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof) waive any right to receive any notice of acceptance of Boundary Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular (including documents incorporated therein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or from the Soliciting Dealer at any of the addresses listed below.

8. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that such depositary or agent may contact you.

Office of the Depositary, Valiant Trust Company

By Mail, Hand or Courier

510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2
Tel: (403) 233-2801

By Facsimile Transmission

Fax: (403) 233-2857

Office of the Soliciting Dealer for the Offer

FirstEnergy Capital Corp.
Suite 1600, 333 – 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Tel: (403) 262-0600
Fax: (403) 262-0688

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Soliciting Dealer at their respective telephone numbers and locations set out above.

The Depositary (see the back page of the Letter of Transmittal for the address and telephone number), the Soliciting Dealer or your investment dealer, stockbroker, bank manager, lawyer or other professional advisor will assist you in completing this Notice of Guaranteed Delivery

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for

Common Shares

of

BOUNDARY CREEK RESOURCES LTD.

To be deposited pursuant to the Offer dated July 24, 2002

of

BOW VALLEY ENERGY LTD.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated July 24, 2002 that accompanies this Notice of Guaranteed Delivery.

If a Shareholder wishes to deposit common shares (the "Boundary Shares") of Boundary Creek Resources Ltd. pursuant to the Offer and (i) the certificate(s) representing such Boundary Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Boundary Shares and all other required documents to the Depositary prior to the Expiry Time, such Boundary Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

1. such a deposit is made by or through an Eligible Institution;
2. a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Calgary listed below, prior to the Expiry Time; and
3. the certificate(s) representing deposited Boundary Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Boundary Shares, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary listed below on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by fascimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Calgary not later than the Expiry Time and must include a guarantee by an Eligible Institution, in the form set forth below.

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: Bow Valley Energy Ltd. (the "Offeror")

AND TO: Valiant Trust Company, as Depositary

By Mail, Hand, Courier or Facsimile Transmission

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2
Tel: (403) 233-2801
Fax: (403) 233-2857

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile to a facsimile number other than to the Depositary at its office in Calgary as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with the Offerors, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Boundary Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 to the Letter of Transmittal.

Number of Boundary Shares	Certificate No. (if available)	Name and address of Shareholder of Record (please print)

TOTAL BOUNDARY SHARES

Area Code and Telephone Number during Business Hours:

( ) ______________________

Dated: ______________________

____
Signature

NOTE: DO NOT SEND CERTIFICATES FOR BOUNDARY SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR BOUNDARY SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Under the Offer, the undersigned hereby elects to receive for the Boundary Shares deposited, subject to adjustment in accordance with the terms of the Offer (please check one and fill in the number of Boundary Shares if required:

☐ ALL CASH: $2.40 (Cdn.) cash in respect of each deposited Boundary Share, subject to pro-rating pursuant to the Offer.

OR

☐ ALL SHARES: 1.5 Bow Valley Shares in respect of each deposited Boundary Share, subject to pro-rating pursuant to the Offer.

OR

☐ COMBINATION:

(a) $2.40 (Cdn.) cash in respect of each of ______________________
(Number of Boundary Shares)
of the total number of Boundary Shares deposited, subject to pro-rating pursuant to the Offer; and

(b) 1.5 Bow Valley Shares in respect of each of the remaining deposited Boundary Shares, subject to pro-rating pursuant to the Offer.

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the "ALL SHARES" option This election or deemed election shall take precedence over any election purported to be made in the Letter of Transmittal subsequently deposited pursuant to this Notice of Guaranteed Delivery.

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Calgary, listed above) of the certificate(s) representing Boundary Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

Name of Firm: ______________________ Authorized Signature: ______________________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Dated: ______________________

Office of the Depositary, Valiant Trust Company

Calgary
510, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2
Tel: (403) 233-2801
Fax: (403) 233-2857

Office of the Soliciting Dealer for the Offer

FirstEnergy Capital Corp.
Suite 1600, 333 – 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Tel: (403) 262-0600
Fax: (403) 262-0688

Any questions and requests for assistance may be directed by Shareholders to the Soliciting Dealer or the Depositary at their respective telephone numbers and locations set out above.